United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

November, 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Interim Financial Statements

September 30, 2013

BR GAAP

Filed with the CVM, SEC and HKEx on

November 6, 2013

Vale S.A.

Index to the Interim Financial Statements

Page

Report of Independent Auditor’s Report	3

Condensed Consolidated and Parent Company Balance Sheets as of September 30, 2013, December 31, 2012 and January 1st, 2012	5

Condensed Consolidated and Parent Company Statements Income for the Three-month periods ended September 30, 2013 and September 30, 2012 and Nine-month periods ended September 30, 2013 and September 30, 2012	7

Condensed Consolidated and Parent Company Statements of Other Comprehensive Income for the Three-month periods ended September 30, 2013 and September 30, 2012 and Nine-month periods ended September 30, 2013 and September 30, 2012	9

Condensed Statements of Changes in Stockholder’s Equity for the Nine-month periods ended September 30, 2013 and September 30, 2012	10

Condensed Consolidated and Parent Company Statements of Cash Flow for the Nine-month periods ended September 30, 2013 and September 30, 2012	11

Condensed Consolidated and Parent Company Statements of Added Value for the Nine-month periods ended September 30, 2013 and September 30, 2012	12

Selected Notes to the Interim Financial Statements	13

(A free translation of the original in Portuguese)

Vale S.A.

Condensed interim financial statements

at September 30, 2013

and report on review

Report on review of condensed interim financial statements

To the Board of Directors and Stockholders

Vale S.A.

Introduction

We have reviewed the accompanying condensed interim balance sheet of Vale S.A. (the “Company”) as at September 30, 2013 and the related condensed statements of income and comprehensive income for the quarter and nine-month period then ended, and the condensed statements of changes in equity and cash flows for the nine-month period then ended.

We have also reviewed the accompanying consolidated condensed interim balance sheet of Vale S.A. and its subsidiaries (“Consolidated”) as at September 30, 2013 and the related consolidated condensed statements of income and comprehensive income for the quarter and nine-month period then ended, and the consolidated condensed statements of changes in equity and cash flows for the nine-month period then ended.

Management is responsible for the preparation and fair presentation of these parent company condensed interim financial statements in accordance with accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and for the consolidated condensed interim financial statements in accordance with CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PricewaterhouseCoopers, Av. José Silva de Azevedo Neto 200, 1º e 2º, Torre Evolution IV, Barra da Tijuca, Rio de Janeiro, RJ, Brasil 22775-056

T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br

PricewaterhouseCoopers, Rua da Candelária 65, 20º, Rio de Janeiro, RJ, Brasil 20091-020, Caixa Postal 949,

T: (21) 3232-6112, F: (21) 2516-6319, www.pwc.com/br

Conclusion on the parent company condensed interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with CPC 21.

Conclusion on the consolidated condensed interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with CPC 21 and IAS 34.

Emphasis of matter

As discussed in Note 4 to the accompanying condensed interim financial statements, the Company changed its method of accounting to reflect the revised employee benefits standard effective January 1, 2013 and, retrospectively adjusted the financial statements as of December 31, 2012 and for the period ended September 30, 2012.

Other matters

Condensed statements of value added

We have also reviewed the parent company and consolidated condensed statements of value added for the nine-month period ended September 30, 2013. These statements are the responsibility of the Company’s management, and are presented as supplementary information. These statements have been subjected to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in a manner consistent with the condensed interim financial statements taken as a whole.

Rio de Janeiro, November 6, 2013

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 “F” RJ

João César de Oliveira Lima Júnior

Contador CRC 1RJ077431/O-8

Condensed Balance Sheet

In thousands of Brazilian Reais

		Consolidated			Parent Company
	Notes	September 30, 2013	December 31, 2012	January 1st, 2012	September 30, 2013	December 31, 2012	January 1st, 2012
		(unaudited)	(i)	(i)	(unaudited)	(i)	(i)
Assets
Current assets
Cash and cash equivalents	8	15,878,774	11,917,717	6,593,177	1,854,402	688,434	574,787
Short-term investments		180,536	505,857	—	17,376	43,428	—
Derivatives financial instruments	24	492,253	575,173	1,111,744	440,157	500,293	573,732
Accounts receivable	9	11,999,554	13,884,663	15,888,807	22,450,659	21,838,539	15,808,849
Related parties	31	1,898,979	786,202	153,738	2,019,584	1,347,488	2,561,308
Inventories	10	10,171,282	10,319,973	9,833,050	3,518,389	3,282,531	3,182,738
Prepaid income tax		1,205,331	1,472,186	867,549	85,736	168,428	169,101
Recoverable taxes	11	3,411,812	3,147,715	3,307,994	1,858,750	1,902,190	2,147,431
Advances to suppliers		640,074	523,220	733,382	223,415	241,671	381,768
Others		2,304,719	1,972,360	1,646,824	808,760	574,348	183,394
		48,183,314	45,105,066	40,136,265	33,277,228	30,587,350	25,583,108

Non-current assets held for sale and discontinued operation	12	6,994,617	934,551	—	5,188,968	—	—
		55,177,931	46,039,617	40,136,265	38,466,196	30,587,350	25,583,108
Non-current assets
Related parties	31	538,809	832,571	904,172	1,010,110	863,990	445,769
Loans and financing agreements to receive		599,090	501,726	399,277	192,237	187,862	158,195
Judicial deposits	18	3,328,542	3,094,977	2,734,599	2,750,580	2,474,077	2,091,492
Recoverable income tax		701,537	899,198	628,735	—	—	—
Deferred income tax and social contribution	20	10,463,103	8,291,074	3,549,328	7,370,211	5,714,932	2,119,056
Recoverable taxes	11	1,247,322	443,478	482,997	239,738	255,264	201,226
Financial instruments - investments	13	4,186,216	14,378	13,738	—	—	—
Derivatives financial instruments	24	330,883	92,567	112,253	—	2,928	96,262
Deposit on incentive and reinvestment		492,619	326,837	428,750	463,896	301,998	428,750
Others		1,257,472	985,937	1,081,454	153,974	222,358	388,263
		23,145,593	15,482,743	10,335,303	12,180,746	10,023,409	5,929,013

Investments	14	8,835,314	13,044,460	14,984,038	125,392,152	121,628,958	111,953,695
Intangible assets	15	15,905,149	18,822,027	17,788,581	15,436,367	14,664,435	13,973,730
Property, plant and equipment, net	16	189,677,342	173,454,620	153,854,863	68,923,155	61,231,322	55,503,193
		237,563,398	220,803,850	196,962,785	221,932,420	207,548,124	187,359,631
Total assets		292,741,329	266,843,467	237,099,050	260,398,616	238,135,474	212,942,739

(i) Period adjusted according to note 4.

Condensed Balance Sheet

In thousands of Brazilian Reais

(continued)

		Consolidated			Parent Company
	Notes	September 30, 2013	December 31, 2012	January 1st, 2012	September 30, 2013	December 31, 2012	January 1st, 2012
		(unaudited)	(i)	(i)	(unaudited)	(i)	(i)
Liabilities
Current liabilities
Suppliers and contractors		8,896,467	9,255,150	8,851,220	3,649,884	4,178,494	3,503,577
Payroll and related charges		2,669,837	3,024,651	2,442,255	1,787,797	2,001,090	1,581,782
Derivative financial instruments	24	1,144,548	709,722	135,697	771,733	558,161	117,470
Current portion of long-term debt	17	6,853,020	7,092,878	2,807,280	6,007,936	5,327,849	891,654
Short-term debt	17	—	—	40,044	—	—	—
Related parties	31	246,629	423,336	42,907	4,281,161	6,433,629	4,959,017
Taxes and royalties payable		688,808	664,387	978,915	311,668	332,955	329,680
Income tax and social contribution taxes		2,961,319	1,309,821	955,342	2,155,958	369,658	—
Employee post-retirement benefits obligations		423,916	421,241	316,061	241,196	219,396	140,508
Railway sub-concession agreement payable		—	133,275	123,059	—	—	—
Asset retirement obligations	19	140,749	142,831	136,436	61,541	—	20,507
Dividends and interest on capital		—	—	2,207,101	—	—	2,207,101
Others		1,636,204	2,164,455	1,650,443	628,925	752,098	400,023
		25,661,497	25,341,747	20,686,760	19,897,799	20,173,330	14,151,319

Liabilities directly associated with non-current assets held for sale and discontinued operation	12	1,012,522	368,378	—	—	—	—
		26,674,019	25,710,125	20,686,760	19,897,799	20,173,330	14,151,319
Non-current liabilities
Derivative financial instruments	24	3,213,339	1,600,656	1,238,542	2,935,632	1,409,568	953,357
Long-term debt	17	58,971,453	54,762,976	40,224,674	28,620,698	26,867,240	18,595,793
Related parties	31	148,142	146,440	170,616	32,279,865	29,362,525	28,654,132
Employee post-retirement benefits obligations		7,110,950	6,627,195	4,485,687	1,069,853	745,653	411,766
Provisions for litigation	18	3,574,750	4,218,193	3,144,740	2,474,885	2,867,052	1,927,686
Deferred income tax and social contribution	20	6,927,715	6,918,372	10,175,546	—	—	—
Asset retirement obligations	19	5,297,535	5,472,452	3,427,294	1,683,571	1,625,324	1,094,824
Stockholders’ Debentures	30(d)	4,128,679	3,378,845	2,495,995	4,128,679	3,378,845	2,495,995
Redeemable noncontrolling interest		1,075,128	994,776	942,668	—	—	—
Goldstream transaction	29	3,367,931	—	—	—	—	—
Others		3,659,960	3,901,949	4,617,145	1,851,300	1,839,474	2,373,706
		97,475,582	88,021,854	70,922,907	75,044,483	68,095,681	56,507,259
Total liabilities		124,149,601	113,731,979	91,609,667	94,942,282	88,269,011	70,658,578

Stockholders’ equity	25
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (in 2012 - 2,108,579,618) issued		29,475,211	29,475,211	29,475,211	29,475,211	29,475,211	29,475,211
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (in 2012 - 3,256,724,482) issued		45,524,789	45,524,789	45,524,789	45,524,789	45,524,789	45,524,789
Mandatorily convertible notes - common shares		—	—	359,649	—	—	359,649
Mandatorily convertible notes - preferred shares		—	—	796,162	—	—	796,162
Treasury stock - 140,857,692 (in 2012 - 140,857,692) preferred and 71,071,482 (in 2012 - 71,071,482) common shares		(7,839,512)	(7,839,512)	(9,918,541)	(7,839,512)	(7,839,512)	(9,918,541)
Results from operations with noncontrolling stockholders		(789,637)	(839,155)	(70,706)	(789,637)	(839,155)	(70,706)
Results in the translation/issuance of shares		—	49,518	—	—	49,518	—
Unrealized fair value gain (losses)		(4,713,648)	(3,796,910)	(977,441)	(4,713,648)	(3,796,910)	(977,441)
Cumulative translation adjustments		14,669,940	8,692,782	(1,016,710)	14,669,941	8,692,782	(1,016,711)
Retained earnings		89,129,191	78,599,740	78,111,748	89,129,190	78,599,740	78,111,749
Total company stockholders’ equity		165,456,334	149,866,463	142,284,161	165,456,334	149,866,463	142,284,161
Noncontrolling interests		3,135,394	3,245,025	3,205,222	—	—	—
Total stockholders’ equity		168,591,728	153,111,488	145,489,383	165,456,334	149,866,463	142,284,161
Total liabilities and stockholders’ equity		292,741,329	266,843,467	237,099,050	260,398,616	238,135,474	212,942,739

(i) Period adjusted according to note 4.

The accompanying selected notes are an integral part of these Interim Financial Statements.

Condensed Consolidated Statement of Income

In thousands of Brazilian Reais, except as otherwise stated

		(unaudited)
		Three-month period ended		Nine-month period ended
	Notes	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
			(i)		(i)
Continued operations
Net operating revenue	26	28,191,250	22,742,297	71,526,329	66,808,801
Cost of goods sold and services rendered	27	(14,292,233)	(13,453,395)	(37,332,344)	(36,269,597)
Gross profit		13,899,017	9,288,902	34,193,985	30,539,204

Operating (expenses) income
Selling and administrative expenses	27	(682,754)	(1,014,381)	(2,030,884)	(3,074,078)
Research and development expenses		(460,526)	(725,492)	(1,123,088)	(1,952,640)
Pre operation and stoppage operation		(1,273,377)	(593,584)	(2,973,117)	(1,697,959)
Other operating expenses, net	27	(611,948)	(1,572,559)	(1,338,693)	(2,814,991)
Realized loss on non-current assets sold		—	—	—	(768,236)
		(3,028,605)	(3,906,016)	(7,465,782)	(10,307,904)
Operating profit		10,870,412	5,382,886	26,728,203	20,231,300

Financial income	28	921,227	317,033	3,940,190	2,212,785
Financial expenses	28	(2,171,463)	(2,174,669)	(12,866,065)	(8,998,486)
Equity results from associates and joint controlled entities	14	292,732	313,869	738,677	1,060,489
Income before income tax and social contribution		9,912,908	3,839,119	18,541,005	14,506,088
Income tax and social contribution
Current income tax	20	(3,214,727)	(2,156,570)	(5,938,950)	(3,668,083)
Deferred income tax	20	1,167,709	1,440,257	2,206,609	1,699,266
Reversal of deferred income tax liabilities	20	—	—	—	2,533,411
		(2,047,018)	(716,313)	(3,732,341)	564,594

Net income from continued operations		7,865,890	3,122,806	14,808,664	15,070,682
Loss attributable to noncontrolling interests		(112,082)	(165,836)	(294,455)	(402,308)
Net income attributable to the Company’s stockholders		7,977,972	3,288,642	15,103,119	15,472,990

Discontinued Operations
Net income (loss) from discontinued operations	12	(28,472)	32,013	(120,918)	(120,266)
Net income (loss) attributable to the Company’s stockholders		(28,472)	32,013	(120,918)	(120,266)

Net income		7,837,418	3,154,819	14,687,746	14,950,416
Loss attributable to noncontrolling interests		(112,082)	(165,836)	(294,455)	(402,308)
Net income attributable to the Company’s stockholders		7,949,500	3,320,655	14,982,201	15,352,724

Earnings per share attributable to the Company’s stockholders:
Basic and diluted earnings per share:
Common share and (in Brazilian reais)	25(c)	1.54	0.64	2.91	3.01
Preferred share (in Brazilian reais)	25(c)	1.54	0.64	2.91	3.01

(i) Period adjusted according to note 4.

The accompanying selected notes are an integral part of these Interim Financial Statements.

Condensed Statement of Income of the Parent Company

In thousands of Brazilian Reais, except as otherwise stated

		(unaudited)
		Three-month period ended		Nine-month period ended
	Notes	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
			(i)		(i)
Net operating revenue		17,000,979	15,641,600	45,566,833	43,345,316
Cost of goods sold and services rendered	27	(6,203,481)	(6,417,511)	(15,987,386)	(17,932,004)
Gross profit		10,797,498	9,224,089	29,579,447	25,413,312

Operating (expenses) income
Selling and administrative expenses	27	(400,356)	(557,722)	(1,162,785)	(1,701,925)
Research and development expenses		(263,078)	(398,002)	(642,167)	(1,063,698)
Pre operating and stoppage operation		(293,664)	(243,145)	(822,580)	(456,178)
Other operating expenses, net	27	(457,908)	(1,121,528)	(812,736)	(1,674,957)
Equity results from subsidiaries (ii)	14	1,614,421	(1,127,924)	659,898	3,439,199
Realized gain (loss) on non-current assets held for sales		(130,885)	—	(130,885)	(768,236)
		68,530	(3,448,321)	(2,911,255)	(2,225,795)
Operating income		10,866,028	5,775,768	26,668,192	23,187,517

Financial income	28	205,238	163,086	3,077,257	1,412,091
Financial expenses	28	(1,809,017)	(2,171,691)	(11,534,543)	(8,366,642)
Equity results from joint controlled and associates	14	292,732	313,869	738,677	1,060,489
Income before income tax and social contribution		9,554,981	4,081,032	18,949,583	17,293,455
Income tax and social contribution
Current income tax	20	(2,999,905)	(1,809,288)	(5,463,198)	(3,012,559)
Deferred income tax	20	1,394,424	1,048,911	1,495,816	1,071,828
		(1,605,481)	(760,377)	(3,967,382)	(1,940,731)
Net income attributable to the Company’s stockholders		7,949,500	3,320,655	14,982,201	15,352,724

Earnings per share attributable to the Company’s stockholders:
Basic and diluted earnings per share:
Common share and (in Brazilian reais)	25(c)	1.54	0.64	2.91	3.01
Preferred share (in Brazilian reais)	25(c)	1.54	0.64	2.91	3.01

(i) Period adjusted according to note 4.

(ii) Except the loss of R$46,428 in 2012 related to the sale of manganese assets.

The accompanying selected notes are an integral part of these Interim Financial Statements.

Condensed Statement of Other Comprehensive Income

In thousands of Brazilian Reais

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
		(i)		(i)
Net income	7,837,418	3,154,819	14,687,746	14,950,416

Other comprehensive income
Item will not be reclassified subsequently for income
Retirement benefit obligations
Gross balance as of the period	209,318	350,083	(117,706)	451,957
Effect of tax	(69,598)	(108,893)	54,095	(147,513)
Total items will not be reclassified subsequently for income	139,720	241,190	(63,611)	304,444

Item will be reclassified subsequently for income
Cumulative translation adjustments of the period	516,167	2,691,803	5,905,242	8,928,794

Unrealized gain (loss) on available-for-sale investments
Gross balance as of the period	113,179	3,766	(468,554)	(878)
Effect of tax	—	(801)	—	(801)
	113,179	2,965	(468,554)	(1,679)

Cash flow hedge
Gross balance as of the period	95,075	62,899	(148,305)	(170,771)
Effect of tax	(17,158)	(32,726)	13,698	(2,340)
	77,917	30,173	(134,607)	(173,111)
Total items will be reclassified subsequently for income	707,263	2,724,941	5,302,081	8,754,004
Total other comprehensive income	8,684,401	6,120,950	19,926,216	24,008,864

Other comprehensive income attributable to noncontrolling interests	(109,417)	(93,035)	(116,405)	(66,832)
Other comprehensive income attributable to the Company’s stockholders	8,793,818	6,213,985	20,042,621	24,075,696
	8,684,401	6,120,950	19,926,216	24,008,864

	Parent company (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
		(i)		(i)
Net income	7,949,500	3,320,655	14,982,201	15,352,724

Other comprehensive income
Item will not be reclassified subsequently for income
Retirement benefit obligations
Gross balance as of the period	209,318	350,083	(117,706)	451,957
Effect of tax	(69,598)	(108,893)	54,095	(147,513)
	139,720	241,190	(63,611)	304,444
Total items will not be reclassified subsequently for income	139,720	241,190	(63,611)	304,444

Item will be reclassified subsequently for income
Cumulative translation adjustments of the period	513,502	2,619,002	5,727,192	8,593,318
Unrealized gain (loss) on available-for-sale investments
Gross balance as of the period	113,179	3,766	(468,554)	(878)
Effect of tax	—	(801)	—	(801)
	113,179	2,965	(468,554)	(1,679)
Cash flow hedge
Gross balance as of the period	95,075	62,899	(148,305)	(170,771)
Effect of tax	(17,158)	(32,726)	13,698	(2,340)
	77,917	30,173	(134,607)	(173,111)
Total items will be reclassified subsequently for income	704,598	2,652,140	5,124,031	8,418,528
Total other comprehensive income attributable to the Company’s stockholders	8,793,818	6,213,985	20,042,621	24,075,696

(i) Period adjusted according to note 4.

The accompanying selected notes are an integral part of these Interim Financial Statements.

Condensed Statements of Changes in Stockholder’s Equity

In thousands of Brazilian Reais

	Nine-month period ended (unaudited)
	Capital	Results in the translation of shares	Mandatorily convertible notes	Revenue reserves	Treasury stock	Unrealized fair value gain (losses)	Results from operation with noncontrolling stockholders	Cumulative translation adjustment	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
January 1st, 2013 (i)	75,000,000	49,518	—	78,451,185	(7,839,512)	(3,796,910)	(839,155)	8,692,782	148,555	149,866,463	3,245,025	153,111,488
Net income	—	—	—	—	—	—	—	—	14,982,201	14,982,201	(294,455)	14,687,746
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	(63,611)	—	—	—	(63,611)	—	(63,611)
Cash flow hedge	—	—	—	—	—	(134,607)	—	—	—	(134,607)	—	(134,607)
Unrealized results on valuation at market	—	—	—	—	—	(468,554)	—	—	—	(468,554)	—	(468,554)
Cumulative translation adjustments	—	—	—	—	—	(249,966)	—	5,977,158	—	5,727,192	178,050	5,905,242
Contribution and destination to stockholders:
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	13,322	13,322
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	125,103	125,103
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(131,651)	(131,651)
Dividends and interest on capital to Company’s stockholders	—	—	—	—	—	—	—	—	(4,452,750)	(4,452,750)	—	(4,452,750)
September 30, 2013	75,000,000	49,518	—	78,451,185	(7,839,512)	(4,713,648)	(839,155)	14,669,940	10,678,006	165,456,334	3,135,394	168,591,728

January 1st, 2012 (i)	75,000,000	—	1,155,811	78,105,988	(9,918,541)	(977,441)	(70,706)	(1,016,710)	5,760	142,284,161	3,205,222	145,489,383
Net income	—	—	—	—	—	—	—	—	15,352,724	15,352,724	(402,308)	14,950,416
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	304,444	—	—	—	304,444	—	304,444
Cash flow hedge	—	—	—	—	—	(173,111)	—	—	—	(173,111)	—	(173,111)
Unrealized results on valuation at market	—	—	—	—	—	(1,679)	—	—	—	(1,679)	—	(1,679)
Cumulative translation adjustments	—	—	—	—	—	(86,736)	—	8,680,054	—	8,593,318	335,476	8,928,794
Contribution and destination to stockholders:
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	58,351	58,351
Repurchase of convertible notes	—	—	—	—	11	—	—	—	—	11	—	11
Remuneration for mandatorily convertible notes	—	—	(128,231)	—	—	—	—	—	—	(128,231)	—	(128,231)
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	262,381	262,381
Acquisitions and disposal of noncontrolling stockholders	—	—	—	—	—	—	(433,203)	—	—	(433,203)	—	(433,203)
Result on conversion of shares	—	49,518	(1,027,580)	—	2,079,018	(1,100,956)	—	—	—	—	—	—
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(123,076)	(123,076)
Dividends and interest on capital to Company’s stockholders	—	—	—	—	—	—	—	—	(3,273,899)	(3,273,899)	—	(3,273,899)
September 30, 2012 (i)	75,000,000	49,518	—	78,105,988	(7,839,512)	(2,035,479)	(503,909)	7,663,344	12,084,585	162,524,535	3,336,046	165,860,581

(i) Period adjusted according to note 4.

The accompanying selected notes are an integral part of these Interim Financial Statements.

Condensed Statement of Cash Flows

In thousands of Brazilian Reais

	Nine-month period ended (unaudited)
	Consolidated		Parent Company
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
		(i)		(i)
Cash flow from operating activities:
Net income of the period	14,687,746	14,950,416	14,982,201	15,352,724
Adjustments to reconcile net income to cash from operations
Equity results from associates	(738,677)	(1,060,489)	(1,398,575)	(4,453,260)
Realized gains on assets	(352,928)	768,236	130,885	721,808
Depreciation, amortization and depletion	6,703,070	5,928,454	1,963,026	1,904,823
Deferred income tax and social contribution	(2,254,232)	(1,702,807)	(1,495,816)	(1,071,828)
Reversal of deferred income tax	—	(2,533,411)	—	—
Foreign exchange and indexation, net	1,319,749	1,796,734	4,108,969	3,007,134
Loss on disposal of property, plant and equipment	375,890	568,831	317,000	129,982
Unrealized derivative losses, net	1,878,617	1,257,057	1,802,698	989,854
Dividends and interest on capital received from subsidiaries	—	—	1,071,566	126,984
Stockholders’ Debentures	749,834	311,015	749,834	311,015
Others	229,764	(443,623)	323,500	(489,277)
Decrease (increase) in assets:
Accounts receivable from customers	1,560,668	3,455,235	(612,120)	(6,231,473)
Inventories	226,159	(799,634)	295,984	31,979
Recoverable taxes	(161,361)	832,019	137,299	1,201,027
Others	235,817	584,526	222,354	1,269,313
Increase (decrease) in liabilities:
Suppliers and contractors	(75,841)	607,258	(528,611)	859,773
Payroll and related charges	(294,278)	(319,115)	(213,293)	(307,901)
Taxes and contributions	2,034,507	456,297	1,605,551	1,294,726
Gold stream transaction	2,899,450	—	—	—
Others	(759,376)	1,866,361	(802,193)	1,561,891
Net cash provided by operating activities	28,264,578	26,523,360	22,660,259	16,209,294

Cash flow from investing activities:
Short-term investments	325,321	(1,387,283)	26,052	—
Loans and advances	(130,125)	595,187	(96,332)	1,583,131
Guarantees and deposits	(158,898)	(196,129)	(166,899)	(209,301)
Additions to investments	(724,640)	(543,461)	(4,835,767)	(4,915,245)
Additions to property, plant and equipment	(21,532,731)	(22,440,287)	(10,753,021)	(10,692,339)
Dividends and interest on capital received from Joint controlled entities and associates	691,046	383,894	451,050	181,153
Proceeds from disposals of fixed assets	189,777	745,028	—	745,028
Proceeds from Gold stream	1,160,635	—	—	—
Net cash used in investing activities	(20,179,615)	(22,843,051)	(15,374,917)	(13,307,573)

Cash flow from financing activities:
Short-term debt
Additions	1,007,958	1,067,075	1,022,453	987,224
Repayments	(1,136,838)	(75,814)	(3,515,333)	(3,218,566)
Long-term debt
Additions	1,743,968	12,883,064	1,726,122	11,120,938
Repayments	(2,064,550)	(1,599,405)	(899,866)	(454,470)
Repayments:
Dividends and interest on capital paid to stockholders	(4,452,750)	(5,481,000)	(4,452,750)	(5,481,000)
Dividends and interest on capital attributed to noncontrolling interest	(23,267)	(69,773)	—	—
Transactions with noncontrolling stockholders	—	(980,406)	—	—
Net cash provided by (used in) financing activities	(4,925,479)	5,743,741	(6,119,374)	2,954,126

Increase in cash and cash equivalents	3,159,484	9,424,050	1,165,968	5,855,847
Cash and cash equivalents of cash, beginning of the period	11,917,717	6,593,177	688,434	574,787
Effect of exchange rate changes on cash and cash equivalents	801,573	87,860	—	—
Cash and cash equivalents, end of the period	15,878,774	16,105,087	1,854,402	6,430,634
Cash paid during the period for:
Interest on Short-term debt (ii)	(611)	(2,438)	(8,553)	(1,860)
Interest on Long-term debt (ii)	(2,434,820)	(1,908,808)	(1,977,155)	(1,891,591)
Income tax and social contribution	(3,368,048)	(1,807,700)	(2,769,614)	(311,766)
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	451,109	317,486	18,718	27,562
Acquisition on equity investments	—	—	—	10,214

(i) Period adjusted according to note 4.

(ii) Interests paid are classified flow from operating activities.

The accompanying selected notes are an integral part of these Interim Financial Statements.

Condensed Statement of Added Value

In thousands of Brazilian Reais

	Nine-month period ended (unaudited)
	Consolidated		Parent Company
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
		(i)		(i)
Generation of added value
Gross revenue
Revenue from products and services	75,221,956	66,245,922	46,455,057	44,150,848
Gain on sale of assets	352,928	(768,236)	(130,885)	(721,808)
Other revenue	(4,049)	(2,007)	—	—
Revenue from the construction of own assets	13,368,989	21,047,587	7,051,664	11,159,876
Allowance for doubtful accounts	(31,256)	10,098	(5,186)	7,465
Less:
Acquisition of products	(2,076,506)	(2,032,277)	(590,839)	(1,146,980)
Outsourced services	(10,956,411)	(14,043,219)	(6,109,309)	(8,147,118)
Materials	(11,346,048)	(18,404,008)	(3,501,957)	(8,694,655)
Oil and gas	(3,060,169)	(3,195,619)	(1,716,073)	(1,778,303)
Energy	(1,021,125)	(1,272,599)	(530,867)	(851,169)
Freight	(4,611,814)	(3,938,274)	—	—
Other costs and expenses	(7,845,638)	(5,179,173)	(3,416,128)	(4,817,557)
Gross added value	47,990,857	38,468,195	37,505,477	29,160,599

Depreciation, amortization and depletion	(6,703,070)	(5,928,454)	(1,963,026)	(1,904,823)
Net added value	41,287,787	32,539,741	35,542,451	27,255,776

Received from third parties
Financial income	1,380,987	1,383,405	548,473	711,396
Equity results	738,677	1,060,489	1,398,575	4,453,260
Total added value to be distributed	43,407,451	34,983,635	37,489,499	32,420,432

Personnel	6,368,392	6,234,979	2,845,346	3,426,869
Taxes, rates and contribution	8,302,042	6,139,216	6,688,811	4,034,161
Current income tax	5,998,652	3,720,046	5,463,198	3,012,559
Deferred income tax	(2,254,232)	(4,236,218)	(1,495,816)	(1,071,828)
Remuneration of debt capital	5,967,928	4,666,607	5,052,786	4,025,813
Monetary and exchange changes, net	4,336,922	3,508,589	3,952,973	3,640,134
Net income attributable to the Company’s stockholders	14,982,201	15,352,724	14,982,201	15,352,724
Loss attributable to noncontrolling interest	(294,454)	(402,308)	—	—
Distribution of added value	43,407,451	34,983,635	37,489,499	32,420,432

(i) Period adjusted according to note 4.

The accompanying selected notes are an integral part of these Interim Financial Statements.

Selected Notes to the Interim Financial Statements

Expressed in thousands of Brazilian Reais, unless otherwise stated

1.     Operational Context

Vale S.A. (“Vale” or “Parent Company”) is a publicly-listed company with its headquarters at number 26 of Graça Aranha avenue, downtown of Rio de Janeiro, Brazil with shares traded on the stock exchanges of Sao Paulo (“BM&F BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”).

Company and its direct and indirect subsidiaries (“Group”, “Company” or “we”) is principally engaged in the research, production and sale of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, ferroalloys, cobalt, platinum group metals and precious metals. Company also operates with energy and steel.

The information by business segment is presented in note 26.

2.     Summary of the Main Accounting Practices and Accounting Estimates

a)     Consolidated and Parent Company interim financial statements

The condensed consolidated interim financial statements of Vale (“Interim financial statements”) has been prepared in accordance with the standard IAS 34 - Interim Financial Reporting issued by the International Financial Reporting Standards Foundation (“IFRS”), whose counterpart in Brazil is the CPC 21(R1), issued by the Brazilian Accountant Standards Committee (“Comitê de Pronunciamentos Contábeis” or “CPC”) and approved by the Brazilian Securities Exchange Commission (“Comissão de Valores Mobiliários” or “CVM”).

The individual interim financial statements of the Parent Company have been prepared in accordance with accounting practices adopted in Brazil issued by CPC and approved by CVM, and they are published with the consolidated interim financial statements.

In the case of Vale, the accounting practices adopted in Brazil applicable to individual financial statements differ from IFRS applicable to separate financial statements, only for the measurement of investments at equity method in subsidiaries, joint controlled entities and affiliates, as under the rules of IFRS would be the cost or fair value.

The interim financial statements has been prepared under the historical cost convention adjusted to reflect the fair value of available for sale financial assets, and financial assets and liabilities (including derivative financial instruments) measured at fair value through the profit or loss.

These condensed interim financial statements have been reviewed, not audited. However, principles, estimates, accounting practices, measurement methods and standards adopted are consistent with those presented in the financial statements as of December 31, 2012, except as otherwise disclosed. These condensed interim financial statements were prepared by Vale to update users about relevant information presented in the period and should be read with the annual financial statements for the year ended December 31, 2012.

We evaluated subsequent events through November 4, 2013, which is the date of approval by the executive board, the interim financial statements.

b)   Functional currency and presentation currency

The financial statements of each group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian Real (“R$” or “BRL”).

Transactions in foreign currencies are translated into the functional currency of the Parent Company, using the rate of exchange prevailing on the date of the transaction or the measurements. Gains and losses resulting from the settlement of such transactions and from the translation at the exchange rate of the end of the period of monetary assets and liabilities in foreign currencies are recognized in the income statement, as financial income or expense.

The net income and balance sheet of all Group entities whose functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) Assets, liabilities and Stockholders’ equity (except components described in item (iii)) for each Statement of Balance Sheet presented are translated at the closing rate at the Statement of Balance Sheet date; (ii) income and expenses for each Statement of Income are translated at the average exchange rates, except in specific transactions that, considering their relevance, are translated at the rate at the dates of transactions and; (iii) the components capital, capital reserves and treasury stock of Stockholders’ equity care translated at the rate at the dates of transactions. All resulting exchange differences are recognized in a separate component of the Stockholder’s equity, named “Cumulative Translation Adjustment”, transferred to the income statement when the sale of investments.

For purposes of presentation these interim financial statements are presented in Brazilian Real. The exchange rates most impact our operations against the presentation currency were:

	Exchange rates used for conversions in Brazilian Reais
	September 30, 2013	December 31, 2012
US dollar - US$	2.2300	2.0435
Canadian dollar - CAD	2.1684	2.0546
Australian dollar - AUD	2.0833	2.1197
Euro - EUR or €	3.0181	2.6954

3.     Critical Accounting Estimates

The critical accounting estimates are the same as those adopted in preparing the financial statements for the year ended December 31, 2012.

4.     Changes in accounting policies

From January 1st, 2013, the Company adopted the revised pronouncement IAS 19 - Employee benefits, correlate with CPC 33 (R1), whose changes eliminate the method of “corridor”; rationalize the changes between the assets and liabilities of plans, recognizing as financial cost in the income statement and the expected return on plan assets and recognizing in comprehensive income the remeasurement of gains and losses, and return on assets (excluding the amount of interest on return of assets recognized in income) and changes the effect of the ceiling of the plan.

Statement of the effects of these adjustments in the comparative periods presented is as follows:

	Consolidated
	December 31, 2012
Balance Sheet	Original balance	Effect of changes	Adjusted balance
Assets
Current
Cash and cash equivalents	11,917,717	—	11,917,717
Others	34,121,900	—	34,121,900
	46,039,617	—	46,039,617
Non-current
Deferred income tax and social contribution	8,134,034	157,040	8,291,074
Others	212,748,003	(235,227)	212,512,776
	220,882,037	(78,187)	220,803,850
Total Assets	266,921,654	(78,187)	266,843,467
Liabilities and Stockholders’ equity
Current
Employee post-retirement benefits obligations	421,241	—	421,241
Liabilities directly associated with non-current assets held for sale	326,551	41,827	368,378
Others	24,920,506	—	24,920,506
	25,668,298	41,827	25,710,125
Non-current
Employee post-retirement benefits obligations	3,389,962	3,237,233	6,627,195
Deferred income tax and social contribution	7,753,893	(835,521)	6,918,372
Others	74,476,287	—	74,476,287
	85,620,142	2,401,712	88,021,854
Stockholders’ equity
Capital	75,000,000	—	75,000,000
Unrealized fair value gain (losses)	(1,126,628)	(2,670,282)	(3,796,910)
Cumulative translation adjustments	8,692,782	—	8,692,782
Retained earnings	78,451,184	148,556	78,599,740
Noncontrolling interests	3,245,025	—	3,245,025
Others	(8,629,149)	—	(8,629,149)
	155,633,214	(2,521,726)	153,111,488
Total Liabilities and Stockholders’ equity	266,921,654	(78,187)	266,843,467

	Consolidated
	January 1st, 2012
Balance Sheet	Original balance	Effect of changes	Adjusted balance
Assets
Current
Cash and cash equivalents	6,593,177	—	6,593,177
Others	33,543,088	—	33,543,088
	40,136,265	—	40,136,265
Non-current
Deferred income tax and social contribution	3,538,830	10,498	3,549,328
Others	193,413,457	—	193,413,457
	196,952,287	10,498	196,962,785
Total Asset	237,088,552	10,498	237,099,050
Liabilities and Stockholders’ equity
Current
Employee post-retirement benefits obligations	316,061	—	316,061
Others	20,370,699	—	20,370,699
	20,686,760	—	20,686,760
Non-current
Employee post-retirement benefits obligations	2,845,725	1,639,962	4,485,687
Deferred income tax and social contribution	10,613,773	(438,227)	10,175,546
Others	56,261,674	—	56,261,674
	69,721,172	1,201,735	70,922,907
Stockholders’ equity
Capital	75,000,000	—	75,000,000
Unrealized fair value gain (losses)	219,556	(1,196,997)	(977,441)
Cumulative translation adjustments	(1,016,711)	—	(1,016,711)
Retained earnings	78,105,989	5,760	78,111,749
Noncontrolling interests	3,205,222	—	3,205,222
Others	(8,833,436)	—	(8,833,436)
	146,680,620	(1,191,237)	145,489,383
Total Liabilities and Stockholders’ equity	237,088,552	10,498	237,099,050

	Consolidated (unaudited)
	Three-month period ended
	September 30, 2012
Statement of income	Original balance (i)	Effect of changes	Adjusted balance
Net revenue	22,742,297		22,742,297
Cost of goods sold and services rendered	(13,456,209)	2,814	(13,453,395)
Gross operating profit	9,286,088	2,814	9,288,902
Operational expenses	(3,906,016)	—	(3,906,016)
Financial expenses	(1,842,566)	(15,070)	(1,857,636)
Equity results	313,869	—	313,869
Earnings before taxes	3,851,375	(12,256)	3,839,119
Current and deferred Income tax and social contribution, net	(721,141)	4,828	(716,313)
Net income from continued operation	3,130,234	(7,428)	3,122,806
Loss attributable to noncontrolling interests	(165,836)	—	(165,836)
Net income attributable to stockholders	3,296,070	(7,428)	3,288,642
Net income from Discontinued Operations (note 12)	32,013	—	32,013
Net income attributable to stockholders	32,013	—	32,013
Net income	3,162,247	(7,428)	3,154,819
Loss attributable to noncontrolling interests	(165,836)	—	(165,836)
Net income attributable to stockholders	3,328,083	(7,428)	3,320,655

(i) Period adjusted according to note 12.

	Consolidated (unaudited)
	Nine-month period ended
	September 30, 2012
Statement of income	Original balance (i)	Effect of changes	Adjusted balance
Net revenue	66,808,801		66,808,801
Cost of goods sold and services rendered	(36,277,635)	8,038	(36,269,597)
Gross operating profit	30,531,166	8,038	30,539,204
Operational expenses	(10,307,904)	—	(10,307,904)
Financial expenses	(6,761,641)	(24,060)	(6,785,701)
Equity results	1,060,489	—	1,060,489
Earnings before taxes	14,522,110	(16,022)	14,506,088
Current and deferred Income tax and social contribution, net	557,997	6,597	564,594
Net income from continued operation	15,080,107	(9,425)	15,070,682
Loss attributable to noncontrolling interests	(402,308)	—	(402,308)
Net income attributable to stockholders	15,482,415	(9,425)	15,472,990
Net income from Discontinued Operations (note 12)	(120,266)	—	(120,266)
Net income attributable to stockholders	(120,266)	—	(120,266)
Net income	14,959,841	(9,425)	14,950,416
Loss attributable to noncontrolling interests	(402,308)	—	(402,308)
Net income attributable to stockholders	15,362,149	(9,425)	15,352,724

(i) Period adjusted according to note 12.

	Consolidated (unaudited)
	Three-month period ended
	September 30, 2012
Other comprehensive income	Original balance	Effect of changes	Adjusted balance
Net income	3,162,247	(7,428)	3,154,819
Translation adjustment for the period	2,714,400	(22,597)	2,691,803
	5,876,647	(30,025)	5,846,622
Unrealized results on valuation at market	2,965	—	2,965
Retirement benefit obligations, net	—	241,190	241,190
Cash flow hedge, net	30,173	—	30,173
Total comprehensive income of the period	5,909,785	211,165	6,120,950
Attributable to noncontrolling interests	(93,035)	—	(93,035)
Attributable to the Company’s stockholders	6,002,820	211,165	6,213,985

	Consolidated (unaudited)
	Nine-month period ended
	September 30, 2012
Other comprehensive income	Original balance	Effect of changes	Adjusted balance
Net income	14,959,841	(9,425)	14,950,416
Translation adjustment for the period	9,015,530	(86,736)	8,928,794
	23,975,371	(96,161)	23,879,210
Unrealized results on valuation at market	(1,679)	—	(1,679)
Retirement benefit obligations, net	—	304,444	304,444
Cash flow hedge, net	(173,111)	—	(173,111)
Total comprehensive income of the period	23,800,581	208,283	24,008,864
Attributable to noncontrolling interests	(66,832)	—	(66,832)
Attributable to the Company’s stockholders	23,867,413	208,283	24,075,696

	Parent Company
	December 31, 2012
Balance Sheet	Original balance	Effect of changes	Adjusted balance
Assets
Current
Cash and cash equivalents	688,434	—	688,434
Others	29,898,916	—	29,898,916
	30,587,350	—	30,587,350
Non-current
Deferred income tax and social contribution	5,557,892	157,040	5,714,932
Investments	123,871,281	(2,242,323)	121,628,958
Others	80,439,461	(235,227)	80,204,234
	209,868,634	(2,320,510)	207,548,124
Total Asset	240,455,984	(2,320,510)	238,135,474
Liabilities and Stockholders’ equity
Current
Employee post-retirement benefits obligations	219,396	—	219,396
Others	19,953,934	—	19,953,934
	20,173,330	—	20,173,330
Non-current
Deferred income tax and social contribution	544,437	201,216	745,653
Others	67,350,028	—	67,350,028
	67,894,465	201,216	68,095,681
Stockholders’ equity
Capital	75,000,000	—	75,000,000
Unrealized fair value gain (losses)	(1,126,628)	(2,670,282)	(3,796,910)
Cumulative translation adjustments	8,692,782	—	8,692,782
Retained earnings	78,451,184	148,556	78,599,740
Others	(8,629,149)	—	(8,629,149)
Total Liabilities and Stockholders’ equity	240,455,984	(2,320,510)	238,135,474

	Parent Company
	January 1st, 2012
Balance Sheet	Original balance	Effect of changes	Adjusted balance
Assets
Current
Cash and cash equivalents	574,787	—	574,787
Others	25,008,321	—	25,008,321
	25,583,108	—	25,583,108
Non-current
Deferred income tax and social contribution	2,108,558	10,498	2,119,056
Investment	113,149,994	(1,196,299)	111,953,695
Others	73,286,880	—	73,286,880
	188,545,432	(1,185,801)	187,359,631
Total Asset	214,128,540	(1,185,801)	212,942,739
Liabilities and Stockholders’ equity
Current
Employee post-retirement benefits obligations	140,508	—	140,508
Others	14,010,811	—	14,010,811
	14,151,319	—	14,151,319
Non-current
Employee post-retirement benefits obligations	406,330	5,436	411,766
Others	56,095,493	—	56,095,493
	56,501,823	5,436	56,507,259
Stockholders’ equity
Capital	75,000,000	—	75,000,000
Unrealized fair value gain (losses)	219,556	(1,196,997)	(977,441)
Cumulative translation adjustments	(1,016,711)	—	(1,016,711)
Retained earnings	78,105,989	5,760	78,111,749
Others	(8,833,436)	—	(8,833,436)
	143,475,398	(1,191,237)	142,284,161
Total Liabilities and Stockholders’ equity	214,128,540	(1,185,801)	212,942,739

	Parent Company (unaudited)
	Three-month period ended
	September 30, 2012
Statement of income	Original balance	Effect of changes	Adjusted balance
Net revenue	15,641,600	—	15,641,600
Cost of goods sold and services rendered	(6,417,511)	—	(6,417,511)
Gross operating profit	9,224,089	—	9,224,089
Operational expenses	(3,453,906)	5,585	(3,448,321)
Financial expenses	(1,988,888)	(19,717)	(2,008,605)
Equity results	313,869	—	313,869
Earnings before taxes	4,095,164	(14,132)	4,081,032
Current and deferred Income tax and social contribution, net	(767,081)	6,704	(760,377)
Net income of the year	3,328,083	(7,428)	3,320,655

	Parent Company (unaudited)
	Nine-month period ended
	September 30, 2012
Statement of income	Original balance	Effect of changes	Adjusted balance
Net revenue	43,345,316	—	43,345,316
Cost of goods sold and services rendered	(17,932,004)	—	(17,932,004)
Gross operating profit	25,413,312	—	25,413,312
Operational expenses	(2,237,751)	11,956	(2,225,795)
Financial expenses	(6,922,155)	(32,396)	(6,954,551)
Equity results	1,060,489	—	1,060,489
Earnings before taxes	17,313,895	(20,440)	17,293,455
Current and deferred Income tax and social contribution, net	(1,951,746)	11,015	(1,940,731)
Net income of the year	15,362,149	(9,425)	15,352,724

	Parent Company (unaudited)
	Three-month period ended
	September 30, 2012
Other Comprehensive income	Original balance	Effect of changes	Adjusted balance
Net income of the period	3,328,083	(7,428)	3,320,655
Cumulative translation adjustments	2,641,599	(22,597)	2,619,002
	5,969,682	(30,025)	5,939,657
Unrealized loss on available-for-sale investments, net	2,965	—	2,965
Retirement benefit obligations, net	—	241,190	241,190
Cash flow hedge, net	30,173	—	30,173
Total comprehensive income of the year, net	6,002,820	211,165	6,213,985

	Parent Company (unaudited)
	Nine-month period ended
	September 30, 2012
Other Comprehensive income	Original balance	Effect of changes	Adjusted balance
Net income of the period	15,362,149	(9,425)	15,352,724
Cumulative translation adjustments	8,680,054	(86,736)	8,593,318
	24,042,203	(96,161)	23,946,042
Unrealized loss on available-for-sale investments, net	(1,679)	—	(1,679)
Retirement benefit obligations, net	—	304,444	304,444
Cash flow hedge, net	(173,111)	—	(173,111)
Total comprehensive income of the year, net	23,867,413	208,283	24,075,696

5.              Accounting Standards

a)        Standards, interpretations or amendments issued by the IASB for adoption after September 30, 2013

Novation of Derivatives and Continuation of Hedge Accounting — In June 2013 IASB issued an amendment to IAS 39 — Financial Instruments: Recognition and Measurement, that document conclude that hedge accounting do not terminate or expire when as consequence of law or regulation, a derivative financial instrument replace their original counterparty to become the new counterparty to each of the parties. The adoption of the amendment will be required from January 1st, 2014 and we are analyzing potential impacts regarding this update on our financial statements.

IFRIC 21 Levies — In May 2013 IASB issued an interpretation that treat about the recognize of a government imposition (levies). The adoption of the interpretation will be required from January 1st, 2014 and we are analyzing potential impacts regarding this update on our financial statements.

Recoverable Amount Disclosures for Non-Financial Assets — In May 2013 IASB issued an amendment to IAS 36 — Impairment of Assets that clarifies the IASB intention about the disclosure of non- financial assets impairment. The adoption of the amendment will be required from January 1st, 2014 and we are analyzing potential impacts regarding this update on our financial statements.

b)        Standards, interpretations, orientation or amendments approved by CVM for adoption after September 30, 2013

No standards, interpretations, orientation or amendments were approved by CVM.

6.              Risk Management

During the period, no significant change in relation to risk management policies disclosed in the financial statements for the year ended December 31, 2012.

7.              Acquisitions and Divestitures

a)        Divestitures of Araucaria

In December 2012, we executed an agreement with Petróleo Brasileiro S.A. (“Petrobras”) to sell Araucária, operation for production of nitrogens based fertilizes, located in Araucária, in the Brazilian state of Paraná, and recognized a loss of R$236 recorded within “gain (loss) on sale assets” in the fourth quarter of 2012. The purchase price will be paid by Petrobras through installments accrued quarterly, adjusted by 100% of the Brazilian Interbank Interest rate (“CDI”), in  amounts equivalent to the royalties due by Vale related to the leasing of potash assets and mining of Taquari-Vassouras and of the Carnalita project.

(unaudited)
Non-current assets held for sale	978,837
Non-current liabilities held for sale	(369,874)
Net intercompany transaction	(73,566)
Total amount to receive	535,397

(unaudited)
Sale price	478,179
Working capital adjustments	57,218
Total amount to receive	535,397

During 2013, Vale concluded the sale of assets previously classified as non-current assets held for sale to Petrobras.

b)        Acquisition of additional participation in the Belvedere

During 2012, Vale concluded the purchase option on additional 24.5% participation in the Belvedere Coal Project owned by Aquila Resources Limited (“Aquila”) in the amount of AUD150 million (R$318 million). In 2013, after the approval of the local government, Vale has paid the total amount of R$682 million for 100% of Belvedere.

8.              Cash and Cash Equivalents

	Consolidated		Parent Company
	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
	(unaudited)		(unaudited)
Cash at bank and in hand	4,074,025	2,440,169	24,500	35,878
Short-term investments (maturities of less than three month)	11,804,749	9,477,548	1,829,902	652,556
	15,878,774	11,917,717	1,854,402	688,434

9.             Accounts Receivables

	Consolidated		Parent Company
	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
	(unaudited)		(unaudited)
Denominated in BRL	1,441,114	1,733,506	1,210,388	1,518,657
Denominated in other currencies, mainly US$	10,782,289	12,384,371	21,333,334	20,434,308
	12,223,403	14,117,877	22,543,722	21,952,965

Allowance for doubtful accounts	(223,849)	(233,214)	(93,063)	(114,426)
	11,999,554	13,884,663	22,450,659	21,838,539

Accounts receivables related to the steel industry market represent 79.94% and 71.26% of receivables on September 30, 2013 and December 31, 2012, respectively.

In September 30, 2013, no individual customer represents over 10% of receivables or revenues.

The estimated losses for accounts receivable recorded in the statement of income as at September 30, 2013 and December 30, 2012 totaled R$41,391 e R$44,709, respectively. Write offs as at September 30, 2013 and December 31, 2012, totaled R$31,246 e R$33,630, respectively.

10.       Inventories

	Consolidated		Parent Company
	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
	(unaudited)		(unaudited)
Finished products	4,869,554	4,574,982	2,244,320	2,080,052
Products in process	2,436,591	2,776,258	—	—
Inventory of products	7,306,145	7,351,240	2,244,320	2,080,052
Maintenance supplies	2,865,137	2,968,733	1,274,069	1,202,479
Total of Inventories	10,171,282	10,319,973	3,518,389	3,282,531

The inventories of products are comprised as follows:

	Consolidated		Parent Company
	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
	(unaudited)		(unaudited)
Inventories of products
Bulk Material
Iron ore	1,635,443	1,745,919	1,665,567	1,570,681
Pellets	226,584	195,091	193,039	210,383
Manganese and ferroalloys	185,787	188,056	—	—
Coal	857,149	505,850	—	—
	2,904,963	2,634,916	1,858,606	1,781,064
Base Metals
Nickel and other products	3,583,223	3,870,247	306,303	258,797
Copper	127,589	60,252	75,690	37,075
	3,710,812	3,930,499	381,993	295,872
Fertilizers
Potash	32,953	41,311		—
Phosphates	608,454	679,393	—	—
Nitrogen	29,448	42,152	—	—
	670,855	762,856	—	—

Others	19,515	22,969	3,721	3,116

	7,306,145	7,351,240	2,244,320	2,080,052

On September 30, 2013 inventory balances include a provision for adjustment to market value of manganese, copper and coal in the amount of R$6,363, R$0 and R$226,154 (on December 31, 2012 was R$6,363, R$6,151 and R$0), respectively.

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Inventories of product
Balance at beginning of period	8,342,768	7,952,059	7,351,240	7,449,728
Production/acquisition	10,846,390	9,828,388	31,233,177	28,155,580
Transfer from maintenance supplies inventory	2,409,220	2,360,897	6,301,782	6,293,767
Sales	(14,292,233)	(12,364,942)	(37,332,344)	(34,084,617)
Fair value adjustments	—	—	(247,710)	(38,056)
Balance at end of period	7,306,145	7,776,402	7,306,145	7,776,402

	Parent Company (unaudited)
	Nine-month period ended
	September 30, 2013	September 30, 2012
Inventories of product
Balance at beginning of period	2,080,052	2,170,119
Production/acquisition	13,596,108	15,137,679
Transfer from maintenance supplies inventory	2,555,547	2,886,607
Sales	(15,987,387)	(17,932,004)
Fair value adjustments	—	(21,759)
Balance at end of period	2,244,320	2,240,642

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Change in the inventory of spare parts and maintenance supplies
Balance at beginning of period	2,849,453	2,549,825	2,968,733	2,383,322
Acquisition	2,424,904	2,468,720	6,198,186	6,568,093
Transfer to use	(2,409,220)	(2,360,897)	(6,301,782)	(6,293,767)
Balance at end of period	2,865,137	2,657,648	2,865,137	2,657,648

	Parent Company (unaudited)
	Nine-month period ended
	September 30, 2013	September 30, 2012
Change in the inventory of spare parts and maintenance supplies
Balance at beginning of period	1,202,479	1,012,619
Acquisition	2,627,138	3,008,843
Transfer to use	(2,555,547)	(2,886,607)
Balance at end of period	1,274,069	1,134,855

11.       Recoverable Taxes

	Consolidated		Parent Company
	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
	(unaudited)		(unaudited)
Value-added tax	3,310,038	2,090,390	1,202,261	1,056,326
Brazilian Federal Contributions	1,204,813	1,369,948	807,386	1,013,857
Others	144,283	130,855	88,841	87,271
Total	4,659,134	3,591,193	2,098,488	2,157,454
Current	3,411,812	3,147,715	1,858,750	1,902,190
Non-current	1,247,322	443,478	239,738	255,264
Total	4,659,134	3,591,193	2,098,488	2,157,454

12.       Non-current assets held for sale and Discontinued operations

In September 2013, Vale announced its intention to dispose the control over its subsidiary VLI S.A. (“VLI”), which since the third quarter of 2013, aggregate all operations of the general cargo logistics segment. Consequently the general cargo logistic segment is being treated as a discontinued operation.

In this period, we executed agreement to transfer 20% of participation in the capital of VLI to Mitsui & Co. in the amount of R$1,509 million and 15.9% to the Guarantee for Time of Service Fund (“FGTS”) for R$1,200 million. It is being negotiated with the consortium led by Brookfield Brasil Ltda. to transfer approximately 26% of its share in VLI. The completion of the transaction subject to review of the Brazilian Council for Economic Defense (“CADE”).

On September 30, 2013, the following assets and liabilities have been reclassified as discontinued operations, net of adjustments of fair value of R$130,885 recognized in income from discontinued operations.

Consolidated
September 30, 2013
Assets associated with discontinued operations
Accounts receivable	268,520
Other current assets	582,872
Intangible, net	3,817,638
Property, plant and equipment, net	2,325,587
Total assets	6,994,617
Liabilities associated with discontinued operations
Suppliers and contractors	149,435
Other current liabilities	225,779
Long-term debt	182,547
Other non-current liabilities	454,761
Total Liabilities	1,012,522
Non-current assets and liabilities held for sale and discontinued operation	5,982,094

The discontinued net income represents the income generated by the General Cargo Logistic segment in the period indicted, which differ from the results generated by VLI in such period. The net income from discontinued operations is presented as follow:

	Consolidated
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
		(i)		(i)
Discontinued operations
Net service revenue	788,048	673,635	2,125,239	1,651,094
Cost of services rendered	(651,364)	(565,000)	(1,914,703)	(1,511,147)
Operating expense	(45,584)	(49,025)	(190,502)	(205,702)
Operating profit	91,100	59,610	20,034	(65,755)
Financial Results	(4,218)	(2,170)	2,012	(6,089)
Income (loss) before income tax and social contribution	86,882	57,440	22,046	(71,844)
Income tax and social contribution	(28,970)	(25,427)	(56,580)	(48,422)
Income (loss) after income tax and social contribution	57,912	32,013	(34,534)	(120,266)
Gross income from fair value measurement	(130,885)	—	(130,885)	—
Income tax and social contribution of fair value measurement	44,501	—	44,501	—
Net income (loss) from discontinued operations	(28,472)	32,013	(120,918)	(120,266)

(i) Period adjusted according to note 4.

Cash flow provided (used) by discontinued operation is presented as follow:

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Operating activities	157,359	357,318	931,246	742,721
Investing activities	(318,034)	(322,578)	(1315,801)	(743,561)
Financing activities	—	—	184,637	—
Net cash provided (used) by discontinued operations	(160,675)	34,740	(199,918)	(840)

13.      Financial instruments - investments

The lock-up period for trading Norsk Hydro shares ended in the first quarter of 2013. From this period on the shares of Norsk Hydro can be traded in the market and therefore we ended the equity method measurement and start classifying this investment as a financial asset available for sale. The fair value of financial instruments — investment in stock classified as available for sale in September 30, 2013 was R$4,186,216.

14.       Investments

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Balance at beginning of period	8,416,677	16,037,262	13,044,460	14,984,038
Additions	137,817	86,285	724,640	543,461
Disposals	—	—	(41,084)	(61,896)
Translation adjustment for the period	75,952	192,283	(39,051)	755,065
Equity results	292,732	313,869	738,677	1,060,489
Equity other comprehensive income	1,989	17,395	(408,074)	71,539
Dividends declared	(89,853)	(45,780)	(1,273,965)	(751,382)
Transfers to assets financial instruments - investments	—	—	(3,910,289)	—
Balance at end of period	8,835,314	16,601,314	8,835,314	16,601,314

	Parent Company (unaudited)
	Nine-month period ended
	September 30, 2013	September 30, 2012
Balance at beginning of period	121,628,958	111,953,695
Additions	4,835,767	4,925,459
Disposals	(432,310)	(1,221,535)
Translation adjustment for the period	5,550,968	7,398,168
Equity results	1,398,575	4,453,260
Equity other comprehensive income	(368,019)	(664,276)
Dividends declared	(2,032,819)	(992,329)
Transfers to non-current assets (liabilities) held for sale	(5,188,968)	—
Balance at end of period	125,392,152	125,852,442

Investments (Continued)

					Investments		Equity results (unaudited)				Received dividends (unaudited)
					As of		Three-month period ended		Nine-month period ended		Nine-month period ended
	Location	Principal activity	% ownership	% voting capital	September 30, 2013	December 31, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
					(unaudited)	(*)		(*)		(*)
Subsidiaries and affiliated companies
Direct and indirect subsidiaries
Aços Laminados do Pará S.A.	Brazil	Steel	100.00	100.00	319,821	319,388	(1,462)	(8,593)	(4,872)	(11,890)	—	—
Biopalma da Amazônia S.A. (a)	Brazil	Energy	70.00	70.00	553,836	349,460	(53,076)	(18,886)	(153,124)	(79,718)	—	—
Companhia Portuária da Baía de Sepetiba - CPBS	Brazil	Iron ore	100.00	100.00	367,774	454,413	87,864	60,137	176,411	162,157	263,281	126,302
Compañia Minera Miski Mayo S.A.C (a)	Peru	Fertilizers	40.00	51.00	484,545	528,009	22,104	(4,872)	22,256	48,322	80,993	—
Mineração Corumbaense Reunida S.A.	Brazil	Iron ore and e manganese	100.00	100.00	1,259,023	1,364,947	153,804	77,006	224,852	179,129	278,667	—
Minerações Brasileiras Reunidas S.A. - MBR (b)	Brazil	Iron ore	98.32	98.32	4,682,359	4,538,200	102,502	43,829	181,960	111,769	341,208	—
Potasio Rio Colorado S.A. (a)	Argentina	Fertilizers	100.00	100.00	7,646,908	6,016,285	(510,935)	29,223	(678,902)	(6,928)	—	—
Rio Doce Australia Pty Ltd.	Australia	Coal	100.00	100.00	(83)	(35,800)	(135,272)	(58,803)	(386,332)	(271,917)	—	—
Salobo Metais S.A. (a)	Brazil	Copper	100.00	100.00	7,110,964	6,343,192	(19,377)	(95,018)	(38,172)	(117,776)	—	—
Sociedad Contractual Minera Tres Valles (a)	Chile	Copper	90.00	90.00	348,647	459,907	(18,852)	(21,528)	(69,669)	(74,956)	—	—
SRV Reinsurance Company S.A.	Switzerland	Insurance	100.00	100.00	278,282	1,247,555	—	5,857	(646,738)	16,189	—	—
Vale International Holdings GMBH (b)	Austria	Holding and research	100.00	100.00	12,961,316	8,192,933	76,288	(117,131)	(38,807)	(317,262)	—	—
Vale Canada Holdings	Canada	Holding	100.00	100.00	1,059,298	1,000,138	(2,351)	(19,269)	(10,069)	(20,712)	—	—
Vale Canada Limited (b)	Canada	Nickel	100.00	100.00	16,131,922	9,575,352	(659,031)	(650,760)	(1,048,646)	(1,684,179)	—	—
Vale Colombia Holding Ltd. (e)	Colombia	Coal	100.00	100.00	—	—	—	—	—	(64,177)	—	—
Vale Fertilizantes S.A. (d)	Brazil	Fertilizers	100.00	100.00	—	—	—	2,872	—	(48,986)	—	—
Vale Fertilizantes S.A. (antiga Mineração Naque S.A.) (a) (b)	Brazil	Fertilizers	100.00	100.00	13,435,572	13,593,079	6,205	22,602	(23,470)	2,584,085	—	—
Vale International S.A. (b)	Switzerland	Trading and holding	100.00	100.00	30,159,752	34,748,846	2,616,761	(506,008)	2,972,552	3,047,955	—	—
Vale Malaysia Minerals	Malaysia	Iron ore	100.00	100.00	1,935,205	1,013,478	(15,123)	(6,997)	(36,918)	(16,854)	—	—
Vale Manganês S.A.	Brazil	Manganese and Ferroalloys	100.00	100.00	544,708	686,604	(22,434)	(3,084)	(141,626)	2,951	—	—
Vale Mina do Azul S.A.	Brazil	Manganese	100.00	100.00	292,243	203,100	64,427	30,023	104,016	32,565	—	—
Vale Moçambique	Mozambique	Coal	100.00	100.00	8,690,539	5,886,379	(252,742)	(1,909)	22,741	(149,161)	—
Vale Shipping Holding Pte. Ltd.	Singapore	Logistic of iron ore	100.00	100.00	6,055,075	5,117,874	101,453	82,698	294,020	188,928	—	—
VBG Vale BSGR Limited (a)	Guinea	Iron ore	51.00	51.00	864,016	869,341	(12,968)	(21,049)	(78,172)	(108,311)	—	—
VLI S.A. (i)	Brazil	General Cargo Logistics	—	—	—	4,961,534	46,113	(219)	(54,941)	(131,342)	—	—
Others					1,375,116	1,150,284	40,523	51,955	71,548	122,890	72,281	682
					116,556,838	108,584,498	1,614,421	(1,127,924)	659,898	3,392,771	1,036,430	126,984
Joint Ventures
California Steel Industries, INC	USA	Steel	50.00	50.00	405,117	341,553	8,450	4,841	29,538	32,372	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	Brazil	Pellets	50.00	50.00	192,129	218,574	11,955	13,674	20,696	42,060	36,012	20,000
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS (f)	Brazil	Pellets	50.89	51.00	189,342	213,028	1,072	5,899	(3,330)	66,013	20,356	74,105
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO (f)	Brazil	Pellets	50.90	51.00	136,009	130,003	6,626	400	6,006	13,116	—	36,048
Companhia Nipo-Brasileira de Pelotização - NIBRASCO (f)	Brazil	Pellets	51.00	51.11	346,082	363,546	5,064	25,196	14,314	41,546	51,000	51,000
CSP- Companhia Siderúrgica do PECEM	Brazil	Steel	50.00	50.00	1,621,617	1,019,920	(2,692)	(4,991)	(9,733)	(7,890)	—	—
MRS Logística S.A. (h)	Brazil	Iron ore	47.59	46.75	1,295,001	1,196,876	74,034	74,050	147,012	180,842	46,059	—
Norte Energia S.A.	Brazil	Energy	9.00	9.00	330,776	245,631	(898)	(1,432)	(2,687)	(3,542)	—	—
Samarco Mineração S.A. (g)	Brazil	Iron ore	50.00	50.00	1,088,917	1,287,854	327,827	345,936	793,418	994,854	330,789	—
Others					114,552	110,753	1,377	5,179	2,293	8,988	1,970	—
					5,719,542	5,127,738	432,815	468,752	997,527	1,368,359	486,186	181,153
Direct and indirect associate
Henan Longyu Energy Resources CO., LTD.	China	Coal	25.00	25.00	780,067	697,432	34,185	21,367	76,829	83,823	89,853	107,359
LOG-IN - Logística Intermodal S/A (c)	Brazil	Logistic	31.33	31.33	187,235	192,400	(12,448)	11,048	(5,165)	(15,731)	—	—
Mineração Rio Grande do Norte S.A. - MRN	Brazil	Bauxite	40.00	40.00	250,528	277,384	8,905	16,484	14,317	36,536	—	—
Norsk Hydro ASA	Norway	Aluminum	—	—	—	4,572,223	—	(128,765)	—	(78,678)	115,007	95,382
Teal Minerals Incorporated	Zambia	Copper	50.00	50.00	528,751	515,669	(20,487)	(96)	(32,752)	(5,941)	—	—
Tecnored Desenvolvimento Tecnologico S.A. (a)	Brazil	Iron ore	49.21	49.21	89,507	78,936	(4,822)	(12,774)	(14,900)	(28,342)	—	—
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	Brazil	Steel	26.87	26.87	901,717	1,091,633	(133,854)	(39,052)	(245,483)	(194,885)	—	—
Zhuhai YPM Pellet Co	China	Pellets	25.00	25.00	54,900	48,313	(33)	279	452	924	—	—
Others					323,067	442,732	(11,529)	(23,374)	(52,148)	(105,576)	—	—
					3,115,772	7,916,722	(140,083)	(154,883)	(258,850)	(307,870)	204,860	202,741
Total of associates and joint ventures					8,835,314	13,044,460	292,732	313,869	738,677	1,060,489	691,046	383,894
Total					125,392,152	121,628,958	1,907,153	(814,055)	1,398,575	4,453,260	1,727,476	510,878

(*)Period adjusted according to note 4.

(a) Investment balance includes the values of advances for future capital increase;

(b) Stockholder’s equity is excluded of others investments presented in the table;

(c) Market value on September 30, 2013 was R$282 million and on December 31, 2012 was R$246 million;

(d) Merged with Vale Fertilizantes S.A. (old Mineração Naque);

(e) Company sold in June 2012;

(f) Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by noncontrolling stockholders.

(g) Main data of Samarco: Operational Result R$2,503 million, Financial Result R$(561) million, Income tax R$(355) million;

(h) Market value on September 30, 2013 was R$2,616 million and on December 31, 2012 was R$2,147 million, but its stock has no trading.

(i) Investment in VLI in 2013 was transferred to non-current assets held for sale and discontinued operations, as described in Note 12.

Dividends received by the Parent Company during the Nine-month period ended on September 30, 2013 and September 30, 2012 were R$1,522,616 and R$ 308,137, respectively.

15.       Intangible Assets

	Consolidated
	September 30, 2013 (unaudited)			December 31, 2012
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful lifetime
Goodwill	9,622,483	—	9,622,483	9,406,549	—	9,406,549
Finite useful lifetime
Concession and subconcession	6,995,445	(2,687,074)	4,308,371	10,981,246	(3,306,941)	7,674,305
Right of use	760,514	(156,132)	604,382	732,416	(112,516)	619,900
Others	2,957,538	(1,587,625)	1,369,913	2,504,260	(1,382,987)	1,121,273
	10,713,497	(4,430,831)	6,282,666	14,217,922	(4,802,444)	9,415,478
Total	20,335,980	(4,430,831)	15,905,149	23,624,471	(4,802,444)	18,822,027

	Parent Company
	September 30, 2013 (unaudited)			December 31, 2012
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful lifetime
Goodwill	9,622,483	—	9,622,483	9,406,549	—	9,406,549
Finite useful lifetime
Concession and subconcession	6,995,445	(2,687,074)	4,308,371	6,409,684	(2,414,022)	3,995,662
Right of use	223,357	(87,757)	135,600	222,357	(83,406)	138,951
Others	2,957,538	(1,587,625)	1,369,913	2,504,260	(1,380,987)	1,123,273
	10,176,340	(4,362,456)	5,813,884	9,136,301	(3,878,415)	5,257,886
Total	19,798,823	(4,362,456)	15,436,367	18,542,850	(3,878,415)	14,664,435

The useful life of the concessions and sub-concessions did not change during the quarter.

The rights of use refers basically to the usufruct contract entered into with noncontrolling stockholders to use the Empreendimentos Brasileiros de Mineração S.A. shares (owner of the shares of MBR) and intangible identified in business combination of Vale Canada. The amortization of the right of use will expires in 2037 and Vale Canada’s intangible will end in September 2046.

The table below shows the movement of intangible assets during the period:

	Consolidated (unaudited)
	Three-month period ended
	September 30, 2013					September 30, 2013
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total	Total
Balance at beginning of period	9,578,124	8,043,054	611,477	1,145,948	19,378,603	18,081,570
Addition	—	249,388	—	300,537	549,925	582,369
Write off	—	(10,645)	—	—	(10,645)	(8,916)
Transfer to non-current assets held for sale	—	(3,817,638)	—	—	(3,817,638)	—
Amortization	—	(155,788)	(17,790)	(76,572)	(250,150)	(216,165)
Translation adjustments for the period	44,359	—	10,695	—	55,054	216,579
Balance at end of period	9,622,483	4,308,371	604,382	1,369,913	15,905,149	18,655,437

	Consolidated (unaudited)
	Nine-month period ended
	September 30, 2013					September 30, 2013
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total	Total
Balance at beginning of period	9,406,549	7,674,305	618,900	1,122,273	18,822,027	17,788,581
Addition	—	925,028	—	460,878	1,385,906	1,460,673
Write off	—	(20,566)	—	(4,334)	(24,900)	(464,828)
Transfer to non-current assets held for sale	—	(3,817,638)	—	—	(3,817,638)	—
Amortization	—	(452,758)	(39,648)	(208,904)	(701,310)	(605,256)
Translation adjustments for the period	215,934	—	25,130	—	241,064	476,267
Balance at end of period	9,622,483	4,308,371	604,382	1,369,913	15,905,149	18,655,437

	Parent Company (unaudited)
	Nine-month period ended
	September 30, 2013					September 30, 2013
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total	Total
Balance at beginning of period	9,406,549	3,995,662	138,951	1,123,273	14,664,435	13,973,730
Addition	—	618,546	—	460,878	1,079,424	1,094,909
Write off	—	(20,285)	—	(4,334)	(24,619)	(464,828)
Amortization	—	(285,552)	(4,351)	(208,904)	(498,807)	(447,550)
Translation adjustments for the period	215,934	—	—	—	215,934	421,589
Balance at end of period	9,622,483	4,308,371	134,600	1,370,913	15,436,367	14,577,850

16.       Property, plant and equipment

	Consolidated
	September 30, 2013 (unaudited)			December 31, 2012
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	2,019,199	—	2,019,199	1,380,514	—	1,380,514
Buildings	19,666,587	(4,285,538)	15,381,049	15,755,033	(3,304,484)	12,450,549
Facilities	37,922,371	(10,991,832)	26,930,539	33,349,628	(9,326,286)	24,023,342
Computer equipment	1,846,570	(1,417,418)	429,152	2,013,578	(1,244,805)	768,773
Mineral assets	49,420,485	(11,799,074)	37,621,411	48,439,597	(9,887,451)	38,552,146
Others	58,364,602	(18,612,643)	39,751,959	54,672,527	(17,523,598)	37,148,929
Construction in progress	67,544,033	—	67,544,033	59,130,367	—	59,130,367
	236,783,847	(47,106,505)	189,677,342	214,741,244	(41,286,624)	173,454,620

	Parent Company
	September 30, 2013 (unaudited)			December 31, 2012
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	1,333,529	—	1,333,529	1,161,681	—	1,161,681
Buildings	8,399,509	(1,457,000)	6,942,509	5,694,835	(1,319,261)	4,375,574
Facilities	20,394,053	(4,595,766)	15,798,287	16,427,951	(4,128,008)	12,299,943
Computer equipment	976,938	(782,080)	194,858	942,314	(723,799)	218,515
Mineral assets	2,859,735	(737,648)	2,122,087	4,401,616	(587,915)	3,813,701
Others	20,051,860	(8,419,095)	11,632,765	16,820,944	(7,532,274)	9,288,670
Construction in progress	30,899,120	—	30,899,120	30,073,238	—	30,073,238
	84,914,744	(15,991,589)	68,923,155	75,522,579	(14,291,257)	61,231,322

In March 2013, Company suspended the implementation of the Rio Colorado project in Argentina. The Company will continue honoring its commitments related to the concessions and reviewing alternatives to enhance the project outcome in order to determine prospects for future project development. Based on an analysis of current expected returns and projected investments, the Company has concluded that no impairment provision is required at this time.

The net property, plant and equipment given in guarantees for judicial claims in September 30, 2013 and December 31, 2012 correspond to R$185,850 and R$196,870 to Consolidated and R$153,072 e R$161,338 to Parent Company, respectively.

The table below shows the movement of property, plant and equipment during the period:

	Consolidated (unaudited)
	Three-month period ended
	September 30, 2013								September 30, 2012
	Land	Building	Facilities	Computer equipment	Mineral assets	Others	Constructions in progress	Total	Total
Balance at beginning of period	2,043,333	14,036,627	24,388,668	447,178	37,495,351	40,006,791	67,844,625	186,262,573	167,217,185
Addition	—	—	—	—	—	—	7,823,408	7,823,408	13,795,391
Disposals	(52)	(393)	(8,461)	(168)	(2)	(35,143)	(42,568)	(86,787)	(1,114,372)
Transfer to non-current assets (liabilities) held for sale	(79)	(102,059)	(18,073)	(12,692)	(6,648)	(1,971,366)	(214,670)	(2,325,587)	(1,186,837)
Depreciation and amortization	—	(144,146)	(547,626)	(42,544)	(523,461)	(968,293)	—	(2,226,070)	(2,713,887)
Translation adjustment for the period	(2,573)	12,419	62,569	982	638,810	35,274	(517,676)	229,805	(1,637,340)
Transfers	(21,430)	1,578,601	3,053,462	36,396	17,361	2,684,696	(7,349,086)	—	—
Balance at end of period	2,019,199	15,381,049	26,930,539	429,152	37,621,411	39,751,959	67,544,033	189,677,342	174,360,140

	Consolidated (unaudited)
	Nine-month period ended
	September 30, 2013								September 30, 2012
	Land	Building	Facilities	Computer equipment	Mineral assets	Others	Constructions in progress	Total	Total
Balance at beginning of period	1,380,514	12,451,549	24,023,342	768,773	38,553,146	37,146,929	59,130,367	173,454,620	153,854,863
Addition	—	—	—	—	—	—	20,597,934	20,597,934	21,297,100
Disposals	(110)	(1,397)	(108,595)	(1,253)	(61,276)	(52,830)	(125,529)	(350,990)	(1,866,792)
Transfer to non-current assets (liabilities) held for sale	(79)	(102,059)	(18,073)	(12,692)	(6,648)	(1,971,366)	(214,670)	(2,325,587)	(1,269,482)
Depreciation and amortization	—	(393,452)	(1,459,533)	(124,781)	(1,423,249)	(3,230,943)	—	(6,631,958)	(5,730,855)
Translation adjustment for the period	(41,004)	148,386	419,141	(324,913)	1,593,623	1,466,217	1,671,873	4,933,323	8,075,306
Transfers	679,878	3,278,022	4,074,257	124,018	(1,034,185)	6,393,952	(13,515,942)	—	—
Balance at end of period	2,019,199	15,381,049	26,930,539	429,152	37,621,411	39,751,959	67,544,033	189,677,342	174,360,140

	Parent Company (unaudited)
	Nine-month period ended
	September 30, 2013								September 30, 2012
	Land	Building	Facilities	Computer equipment	Mineral assets	Others	Constructions in progress	Total	Total
Balance at beginning of period	1,161,681	4,375,574	12,299,943	217,515	3,814,701	9,288,670	30,073,238	61,231,322	55,503,193
Addition	—	—	—	—	—	—	9,692,315	9,692,315	9,624,992
Disposals	(34)	(90)	(2,672)	(101)	—	(91,581)	(197,903)	(292,381)	(120,470)
Depreciation and amortization	—	(145,458)	(486,579)	(62,502)	(217,474)	(796,088)	—	(1,708,101)	(1,028,111)
Transfers	171,882	2,712,483	3,987,595	39,946	(1,475,140)	3,231,764	(8,668,530)	—	—
Balance at end of period	1,333,529	6,942,509	15,798,287	194,858	2,122,087	11,632,765	30,899,120	68,923,155	63,979,604

17.       Loans and Financing

a)        Long term debts

	Consolidated
	Current Liabilities		Non-current liabilities
	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
	(unaudited)		(unaudited)
Long-term contracts abroad
Loans and financing in:
United States dollars	710,092	1,234,900	7,366,758	6,905,692
Others currencies	38,620	28,829	535,043	535,465
Fixed rates:
Notes indexed in United Stated dollars	6,680	253,220	30,156,244	27,499,381
Euro	—	—	4,527,150	4,043,100
Accrued charges	578,712	661,753	—	—
	1,334,104	2,178,702	42,585,195	38,983,638
Long-term contracts in Brazil
Indexed to TJLP, TR, IGP-M e CDI	714,782	357,899	12,635,153	12,394,565
Basket of currencies	5,839	3,579	18,365	20,808
Loans in United States dollars	405,356	346,420	2,893,567	2,589,501
Non-convertible debentures	4,000,000	4,000,000	839,173	774,464
Accrued charges	392,939	206,278	—	—
	5,518,916	4,914,176	16,386,258	15,779,338
	6,853,020	7,092,878	58,971,453	54,762,976

All the securities issued through our 100% finance subsidiary Vale Overseas Limited, are fully and unconditionally guaranteed by Vale.

	Parent Company
	Current Liabilities		Non-current liabilities
	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
	(unaudited)		(unaudited)
Long-term contracts abroad
Loans and financing in:
United States dollars	507,425	274,843	5,439,298	5,137,180
Fixed rates:
Notes indexed in United Stated dollars	—	—	3,345,000	3,065,250
Euro	—	—	4,527,150	4,043,100
Accrued charges	168,244	211,677	—	—
	675,669	486,520	13,311,448	12,245,530
Long-term contracts in Brazil
Indexed to TJLP, TR, IGP-M e CDI	557,642	306,065	12,415,683	12,032,209
Loans in United States dollars	405,356	346,420	2,893,567	2,589,501
Non-convertible debentures	4,000,000	4,000,000	—	—
Accrued charges	369,269	188,844	—	—
	5,332,267	4,841,329	15,309,250	14,621,710
	6,007,936	5,327,849	28,620,698	26,867,240

The long-term portion as at September 30, 2013 has maturities as follows:

	(unaudited)
	Consolidated	Parent Company
2014	1,461,487	1,366,236
2015	2,801,274	1,799,375
2016	4,460,119	1,886,748
2017	5,255,879	1,903,402
2018 onwards	44,992,694	21,664,937
	58,971,453	28,620,698

As at September 30, 2013, the annual interest rates on the long-term debts were as follows:

	(unaudited)
	Consolidated	Parent Company
Up to 3%	11,381,987	9,351,562
3,1% to 5% (a)	12,715,657	5,335,196
5,1% to 7%	27,847,667	10,154,418
7,1% to 9% (b)	2,577,659	—
9,1% to 11% (b)	5,475,248	5,155,433
Over 11% (b)	5,705,322	4,632,025
Variable	120,933	—
	65,824,473	34,628,634

(a) Includes Eurobonds. For this operation we have entered into derivative transactions at a coupon of 4.51% per year in US dollars.

(b) Includes non-convertible debentures and other Brazilian Real denominated debt that bears interest at the CDI and Brazilian Government Long-term Interest Rates (“TJLP”), plus spread. For these operations, we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling R$17,530,239 of which R$10,109,294 has an original interest rate above 7.1% per year. The average cost of debts not denominated in U.S. Dollars after derivatives contracting is 2.59% per year.

b)        Funding and revolving credit lines

In June 2013 Vale entered into a new facility with Banco Nacional de Desenvolvimento Econômico Social (“BNDES”) for a total amount of R$109,307 (US$49 million), to finance the acquisition of domestic equipment.

On July 4, 2013 the company contracted a new 5 years revolving credit facility in the amount of R$4,4 billion (US$2 billion). This new revolving credit line will be added to the already existing R$6,7 billion (US$3 billion) revolving credit line, under which amounts can be drawdown at the option of Vale.

					Total amount	Amounts drawn on
Financial Institution	Contractual Currency	Date of agreement		Available until	available to be drawn	September 30, 2013	December 31, 2012
Revolving Credit Lines
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	April 2011		5 years	6,690,000	—	—
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	July 2013		5 years	4,460,000
Credit Lines
BNDES	R$	April 2008	(a)	10 years	7,300,000	4,037,000	3,581,809
Loans
Export-Import Bank of China and Bank of China Limited	US$	September 2010	(b)	13 years	2,740,224	2,164,572	1,710,410
Export Development Canada (“EDC”)	US$	October 2010	(c)	10 years	2,230,000	2,230,000	1,992,413
BNDES
CLN 150	R$	September 2012	(d)	10 years	3,882,956	2,778,661	2,108,661
Investment Sustenance Program (“PSI”) 2,50%	R$	December 2012	(e)	10 years	182,000	181,978	—
PSI 3,00%	R$	June 2013	(f)	10 years	109,000	65,584	—

(a) Memorandum of understanding signature date, however projects financing term is considered from the signature date of each projects contract amendment.

(b) Acquisition of twelve large ore carriers from Chinese shipyards.

(c) Financing investments in Canada and Canadian exports.

(d) CLN 150 Project.

(e) Acquisition of wagons by VLI Multimodal.

(f) Acquisition of domestic equipment.

The currency of total amount available and disbursed different from reporting currency is affected by exchange rate variation among periods.

These credit lines from Nexi, JBIC, K-Sure, BNDES: Vale Fertilizantes, PSI 4.50% and 5.50% were taken off this note, because they have been used in its entirety.

c)         Guarantee

On September 30, 2013, R$3,214,399 (US$1,441 million) of the total aggregate outstanding debt was secured by property, plant and equipment and receivables.

d)        Covenants

Our principal covenants require us to maintain certain ratios, such as debt to EBITDA (Earnings Before Interest Taxes, Depreciation and Amortization) and interest coverage. We have not identified any events of noncompliance as of September 30, 2013.

18.       Provision for litigation

Vale is a party to labor, civil, tax and other ongoing lawsuits and is discussing these issues both administratively and in court.  When applicable, these lawsuits are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company, supported by the legal advice of the legal board of the Company and by its legal consultants.

	Consolidated (unaudited)
	Three-month period ended
	September 30, 2013					September 30, 2012
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision	Total of litigation provision
Balance at beginning of period	1,512,046	520,819	1,571,192	91,588	3,695,645	3,464,674
Additions	3,234	39,946	117,243	182	160,605	1,325,771
Reversals	42,561	(208,290)	(82,734)	(2,019)	(250,482)	(135,118)
Payments	(189,582)	(27,299)	(54,295)	(1,010)	(272,186)	(8,626)
Monetary adjustment	(29,824)	286,048	60,678	2,227	319,129	(14,720)
Transfer to non-current assets (liabilities) held for sale	(547)	(22,812)	(56,729)	2,127	(77,961)	(872)
Balance at end of period	1,337,888	588,412	1,555,355	93,095	3,574,750	4,631,109

	Consolidated (unaudited)
	Nine-month period ended
	September 30, 2013					September 30, 2012
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision	Total of litigation provision
Balance at beginning of period	2,039,287	575,227	1,534,142	69,537	4,218,193	3,144,740
Additions	104,862	82,717	345,537	23,401	556,517	1,770,620
Reversals	(143,351)	(369,158)	(295,557)	(10,370)	(818,436)	(357,107)
Payments	(577,042)	(92,309)	(74,517)	(2,209)	(746,077)	(62,567)
Monetary adjustment	(85,321)	414,747	97,698	10,609	437,733	139,018
Transfer to non-current assets (liabilities) held for sale	(547)	(22,812)	(51,948)	2,127	(73,180)	(3,595)
Balance at end of period	1,337,888	588,412	1,555,355	93,095	3,574,750	4,631,109

	Parent Company (unaudited)
	Nine-month period ended
	September 30, 2013					September 30, 2012
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision	Total of litigation provision
Balance at beginning of period	1,213,139	246,983	1,364,178	42,752	2,867,052	1,927,686
Additions	106,100	50,391	273,980	10,359	440,830	1,623,140
Reversals	(18,417)	(21,918)	(239,899)	(980)	(281,214)	(294,292)
Payments	(596,318)	(29,541)	(55,638)	(2,588)	(684,085)	(41,363)
Monetary adjustment	24,074	7,512	91,794	8,922	132,302	52,769
Balance at end of period	728,578	253,427	1,434,415	58,465	2,474,885	3,267,940

In this quarter we paid R$168,553 of CFEM. During the Nine-month period ended on September 30, 2013, we paid R$698.266, and as at September 30, 2013 and December 31, 2012, the total liability in relation to CFEM presented in the tax litigation on the table above was R$537,169 and R$1,060,022, respectively.

Judicial deposits are as follows:

	Consolidated		Parent Company
	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
	(unaudited)		(unaudited)
Tax litigations	1,001,960	888,609	588,877	549,190
Civil litigations	358,209	350,866	312,230	286,119
Labor litigations	1,957,134	1,844,550	1,839,524	1,629,107
Environmental litigations	11,239	10,952	9,949	9,661
Total	3,328,542	3,094,977	2,750,580	2,474,077

The Company is also involved in administrative and judicial litigations in which the expectation of loss is considered possible, and accordingly, no provision has been recorded. These contingent liabilities are classified as follows:

	Consolidated		Parent Company
	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
	(unaudited)		(unaudited)
Tax litigation	38,341,664	33,701,789	33,525,729	30,675,445
Civil litigation	2,545,731	2,295,914	2,129,183	1,783,647
Labor litigation	3,895,577	3,530,686	3,241,929	3,053,240
Environmental litigation	2,682,652	3,417,055	2,674,280	3,387,977
Total	47,465,624	42,945,444	41,571,121	38,900,309

The collection of Income Tax and Social Contribution on equity gain of foreign subsidiaries, and the deductibility of the social contribution payments on the Income Tax Bases are the most relevant among tax litigations classified as possible loss. The update amount for these litigations including interest and penalties totaled at September 30, 2013 and December 31, 2012 R$30,721,394 and R$31,079,970, respectively.

In October 2013 the Brazilian tax authority has created a Tax Settlement Program (“REFIS”), related to the collection of Income tax and social contribution on equity gain of foreign subsidiaries earned by Brazilian companies with limit date for  join on November 29, 2013.

Under the conditions of this REFIS, the debts due until December 31, 2012 may be paid as follows: (i) lump sum payment with 100% reduction of fines and other legal charges or (ii) in 120 monthly installments, with 20% down payment at the time of joining the program, with 80% reduction of fines, 40% reduction of interest and 100% reduction of legal charges.

As previously mentioned, Vale is involved in lawsuits related to the collection of Income Tax and Social Contribution on equity gain on foreign subsidiaries whose prognosis of possible loss remains unchanged, as a consequence, no provision has been recorded.

Vale is assessing the potential financial benefits of joining the REFIS.

19.       Asset retirement obligation

Company uses substantially the same criteria used in the financial statements of December 31, 2012 to measure the obligations concerning the retirement of used fixed assets. Interest rates on long-term used to discount to present value and update the provision was 5.03% p.a. for September 30, 2013 and December 31, 2012.

The changes in the provision for asset retirement obligations are as follows:

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Balance at beginning of period	5,335,478	3,875,703	5,615,283	3,563,730
Increase expense	124,721	109,050	304,474	266,566
Transfer to non-current assets (liabilities) held for sale	(9,021)	—	(9,021)	—
Settlement in the current period	(18,039)	(10,144)	(43,476)	(18,032)
Revisions in estimated cash flows	17,203	8,566	(541,275)	74,880
Translation adjustments for the period	(12,058)	60,874	112,299	156,905
Balance at end of period	5,438,284	4,044,049	5,438,284	4,044,049

Current	140,749	129,238	140,749	129,238
Non-current	5,297,535	3,914,811	5,297,535	3,914,811
	5,438,284	4,044,049	5,438,284	4,044,049

	Parent Company (unaudited)
	Nine-month period ended
	September 30, 2013	September 30, 2012
Balance at beginning of period	1,625,324	1,115,331
Increase expense	121,671	128,489
Revisions in estimated cash flows	—	(2,626)
Settlement in the current period	(1,883)	(4,267)
Balance at end of period	1,745,112	1,236,927
Current	61,541	13,615
Non-current	1,683,571	1,223,312
	1,745,112	1,236,927

20.       Deferred Income Tax and Social Contribution

We review the potential tax impact associated with undistributed earnings of each our subsidiaries and affiliates. For those subsidiaries in which undistributed earnings are intended to be reinvested indefinitely, no deferred tax is recognized. Undistributed earnings of foreign consolidated subsidiaries and affiliates for which no deferred income tax has been recognized for possible future remittances to the parent company totaled approximately R$60,210 million at September 30, 2013 and R$54,766 million at December 31, 2012. These amounts are considered to be permanently reinvested in the Company’s international business. It is not practicable to determine the amount of the unrecognized deferred tax liability associated with these amounts. If we did determine to repatriate these earnings, there would be methods available to us, each with different tax consequences. There would also be uncertainty as to timing and amount, if any, of foreign tax credits that would be available, as the calculation of the available foreign tax credit is dependent upon the timing of the repatriation and projections of significant future and uncertain events. The wide range of potential outcomes that could result due to these factors, among others, makes it impracticable to calculate the amount of tax that hypothetically would be recognized on these earnings if they were repatriated.

The deferred balances were as follows:

	Consolidated (unaudited)
	Three-month period ended
	September 30, 2013			September 30, 2012 (i)
	Assets	Liabilities	Total	Assets	Liabilities	Total
Balance at beginning of period	9,468,064	7,167,256	2,300,808	3,738,865	7,603,845	(3,864,980)
Net income effect	1,038,730	(128,979)	1,167,709	1,217,786	(222,471)	1,440,257
Transfer to non-current assets (liabilities) held for sale	(228)	(188,354)	188,126	—	(2,595)	2,595
Subsidiary acquisition (sale)	—	—	—	(9,825)	(15,114)	5,289
Translation adjustment for the period	(52,211)	(17,712)	(34,499)	63,129	367,513	(304,384)
Other comprehensive income	8,748	95,504	(86,756)	(98,511)	43,909	(142,420)
Balance at end of period	10,463,103	6,927,715	3,535,388	4,911,444	7,775,087	(2,863,643)

	Consolidated (unaudited)
	Nine-month period ended
	September 30, 2013			September 30, 2012 (i)
	Assets	Liabilities	Total	Assets	Liabilities	Total
Balance at beginning of period	8,291,074	6,918,372	1,372,702	3,549,328	10,175,546	(6,626,218)
Net income effect	1,896,439	(310,170)	2,206,609	1,388,045	(311,221)	1,699,266
Transfer to non-current assets (liabilities) held for sale	(228)	(191,999)	191,771	—	(3,541)	3,541
Subsidiary acquisition (sale)	—	—	—	(9,825)	(187,648)	177,823
Translation adjustment for the period	116,355	419,842	(303,487)	110,155	610,967	(500,812)
Reversal of deferred income tax	—	—	—	—	(2,533,411)	2,533,411
Other comprehensive income	159,463	91,670	67,793	(126,259)	24,395	(150,654)
Balance at end of period	10,463,103	6,927,715	3,535,388	4,911,444	7,775,087	(2,863,643)

	Parent Company (unaudited)
	Nine-month period ended
	September 30, 2013	September 30, 2012
	Assets	Liabilities
Balance at beginning of period	5,714,932	2,119,056
Net income effect	1,495,816	1,071,828
Other comprehensive income	159,463	(114,716)
Balance at end of period	7,370,211	3,076,168

(i) Period adjusted according to note 4.

There were no changes in tax rates in the countries where we operate. The table below shows the total income tax and social contribution shown in the income:

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012 (i)	September 30, 2013	September 30, 2012 (i)
Income before tax and social contribution	9,912,908	3,839,119	18,541,005	14,506,088
Results of equity investments	(292,732)	(313,869)	(738,677)	(1,060,489)
	9,620,176	3,525,250	17,802,328	13,445,599
Income tax and social contribution at statutory rates - 34%	(3,270,860)	(1,198,585)	(6,052,792)	(4,571,504)
Adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	627,600	635,177	1,881,472	1,975,673
Tax incentive	212,146	170,393	438,044	329,889
Results of overseas companies taxed by different rates which differs from the parent company rate	311,031	(335,243)	126,707	393,682
Reversal of deferred income tax liabilities	—	—	—	2,533,411
Constitution/reversal for tax loss carryfoward	(107,369)	—	258,121	—
Others	180,434	11,945	(383,893)	(96,557)
Income tax and social contribution on the profit for the period	(2,047,018)	(716,313)	(3,732,341)	564,594

	Parent Company (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012 (i)	September 30, 2013	September 30, 2012 (i)
Income before tax and social contribution	9,554,981	4,081,032	18,949,583	17,293,455
Results of equity investments	(1,907,153)	814,055	(1,398,575)	(4,453,260)
	7,647,828	4,895,087	17,551,008	12,840,195
Income tax and social contribution at statutory rates - 34%	(2,600,262)	(1,664,329)	(5,967,343)	(4,365,666)
Adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	627,600	635,177	1,881,472	1,975,673
Tax incentive	212,146	169,823	438,044	329,208
Others	155,035	98,952	(319,555)	120,054
Income tax and social contribution on the profit for the period	(1,605,481)	(760,377)	(3,967,382)	(1,940,731)

(i) Period adjusted according to note 4.

During the period, there were no changes in tax incentives received by the Company.

21.       Employee Benefits Obligations

a)        Retirement Benefits Obligations

In its 2012 financial statements the Company had announced that it expects to contribute R$827 million to its Consolidated pension plan and R$286 million to its Parent Company pension plan in 2013. Through September 30, 2013 it had contributed R$581,241 to Consolidated and R$260,949 to Parent Company. No significant changes are expected in relation to the estimative disclosed in December 31, 2012 financial statement.

Costs recognized in the income statements for the period:

	Consolidated (unaudited)
	Three-month period ended
	September 30, 2013			September 30, 2012 (i)
	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans
Current service cost	25	69,568	22,645	12	39,506	19,623
Interest on expense on liabilities	157,050	215,891	54,057	150,742	201,436	50,255
Interest income on plan assets	(195,436)	(186,109)	—	(228,982)	(154,767)	—
Interest expense on effect of (asset ceiling)/ onerous liability	38,361	—	—	78,228	6,290	—
Total of cost, net	—	99,350	76,702	—	92,465	69,878

	Consolidated (unaudited)
	Nine-month period ended
	September 30, 2013			September 30, 2012 (i)
	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans
Current service cost	74	200,660	70,095	36	125,499	—
Interest on expense on liabilities	471,150	655,049	158,329	452,225	590,756	50,770
Interest income on plan assets	(586,308)	(535,662)	—	(686,946)	(519,378)	146,305
Interest expense on effect of (asset ceiling)/ onerous liability	115,084	—	—	234,685	17,756	—
Total of cost, net	—	320,047	228,424	—	214,633	197,075

	Parent Company (unaudited)
	Nine-month period ended
	September 30, 2013			September 30, 2012 (i)
	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans
Current service cost	74	79,561	—	36	38,754	5,321
Interest on expense on liabilities	471,150	275,151	41,958	452,225	242,070	37,527
Interest income on plan assets	(586,308)	(261,852)	—	(686,946)	(239,252)	—
Interest expense on effect of (asset ceiling)/ onerous liability	115,084	—	—	234,685	—	—
Total of cost, net	—	92,860	41,958	—	41,572	42,848

(i) Period adjusted according note 4.

(ii) Company has not recorded in its balance sheet the assets and their counterparts arising from actuarial valuation of overfunded plan as there is no clear evidence of asset realization.

Costs recognized in the statements of other comprehensive income for the period:

	Consolidated (unaudited)
	Three-month period ended (unaudited)
	September 30, 2013				September 30, 2012 (i)
	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans	Total	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans	Total
Return on plan assets (excluding interest income)	85,546	197,652	11,666	294,864	626,396	357,499	—	983,895
Changes in asset ceiling/ onerous liability (excluding interest income)	(85,546)	—	—	(85,546)	(626,396)	(7,416)	—	(633,812)
	—	197,652	11,666	209,318	—	350,083	—	350,083
Income tax	—	(59,620)	(9,978)	(69,598)	—	(108,893)	—	(108,893)
Total OCI, net	—	138,032	1,688	139,720	—	241,190	—	241,190

	Consolidated (unaudited)
	Nine-month period ended (unaudited)
	September 30, 2013				September 30, 2012 (i)
	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans	Total	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans	Total
Effect of experience adjustments	—	—	—	—	—	(8,002)	—	(8,002)
Return on plan assets (excluding interest income)	(413,021)	(139,930)	22,224	(530,727)	1,021,618	544,913	—	1,566,531
Changes in asset ceiling/ onerous liability (excluding interest income)	413,021	—	—	413,021	(1,021,618)	(84,954)	—	(1,106,572)
	—	(139,930)	22,224	(117,706)	—	451,957	—	451,957
Income tax	—	66,683	(12,588)	54,095	—	(147,513)	—	(147,513)
Total OCI, net	—	(73,247)	9,636	(63,611)	—	304,444	—	304,444

(i) Period adjusted according note 4.

(ii) Company has not recorded in its balance sheet the assets and their counterparts arising from actuarial valuation of overfunded plan as there is no clear evidence of asset realization.

100% of overfunded pension plans are located in Brazil and 90% of underfunded pension plans are located abroad of Brazil.

b)        Incentive plan in results

Company, based on the profit sharing program (“PPR”) allows define, monitor, evaluate and recognize the individual and collective performance of their employees. The measurement method adopted in the period was the same used in December 31, 2012 financial statements.

Company accrued expenses/costs related to participation in the results as follows:

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Operational expenses	151,446	124,952	316,116	510,799
Cost of goods sold and services rendered	277,024	183,864	658,831	538,698
Total	428,470	308,816	974,947	1,049,497

	Parent Company (unaudited)
	Nine-month period ended
	September 30, 2013	September 30, 2012
Operational expenses	260,671	338,160
Cost of goods sold and services rendered	568,951	475,726
Total	829,622	813,886

c)         Long-term stock option compensation plan

The terms, assumptions, calculation methods and the accounting treatment applied to the Long-term Incentive Plan (“ILP”) is the same as presented in the financial statements of December 31, 2012. The total number of shares subject to the Long Term Compensation Plan at September 30, 2013 and December 31, 2012 are 6,117,958 and 4,426,046, and total liability recorded of R$151,730 and R$177,790, respectively.

22.       Classification of financial instruments

Classification of financial assets and liabilities is shown in the following tables:

	Consolidated
	September 30, 2013 (unaudited)
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available for sale (d)	Total
Current
Cash and cash equivalents	15,878,774	—	—	—	15,878,774
Short-term investments	180,536	—	—	—	180,536
Derivative financial instruments	—	492,253	—	—	492,253
Accounts receivable	11,999,554	—	—	—	11,999,554
Related parties	1,898,979	—	—	—	1,898,979
	29,957,843	492,253	—	—	30,450,096
Non-current
Related parties	538,809	—	—	—	538,809
Loans and financing agreements to receive	599,090	—	—	—	599,090
Financial instruments - investments	—	—	—	4,186,216	4,186,216
Derivative financial instruments	—	330,883	—	—	330,883
	1,137,899	330,883	—	4,186,216	5,654,998
Total of Assets	31,095,742	823,136	—	4,186,216	36,105,094

Financial liabilities
Current
Suppliers and contractors	8,896,467	—	—	—	8,896,467
Derivative financial instruments	—	1,049,505	95,043	—	1,144,548
Current portion of long-term debt	6,853,020	—		—	6,853,020
Related parties	246,629	—	—	—	246,629
	15,996,116	1,049,505	95,043	—	17,140,664
Non-current
Derivative financial instruments	—	3,181,545	31,794	—	3,213,339
Long-term debt	58,971,453	—	—	—	58,971,453
Related parties	148,142	—	—	—	148,142
Stockholders’ Debentures (note 30d)	—	4,128,679	—	—	4,128,679
	59,119,595	7,310,224	31,794	—	66,461,613
Total of liabilities	75,115,711	8,359,729	126,837	—	83,602,277

	Consolidated
	December 31, 2012
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available for sale	Total
Current
Cash and cash equivalents	11,917,717	—	—	—	11,917,717
Short-term investments	—	505,857	—	—	505,857
Derivative financial instruments	—	543,122	32,051	—	575,173
Accounts receivable	13,884,663	—	—	—	13,884,663
Related parties	786,202	—	—	—	786,202
	26,588,582	1,048,979	32,051	—	27,669,612
Non-current
Related parties	832,571	—	—	—	832,571
Loans and financing agreements to receive	501,726	—	—	—	501,726
Financial instrument - Investments	—	—	—	14,378	14,378
Derivative financial instruments	—	83,190	9,377	—	92,567
	1,334,297	83,190	9,377	14,378	1,441,242
Total of Assets	27,922,879	1,132,169	41,428	14,378	29,110,854

Financial liabilities
Current
Suppliers and contractors	9,255,150	—	—	—	9,255,150
Derivative financial instruments	—	707,540	2,182	—	709,722
Current portion of long-term debt	7,092,878	—	—	—	7,092,878
Related parties	423,336	—	—	—	423,336
	16,771,364	707,540	2,182	—	17,481,086
Non-current
Derivative financial instruments	—	1,600,656	—	—	1,600,656
Long-term debt	54,762,976	—	—	—	54,762,976
Related parties	146,440	—	—	—	146,440
Debentures	—	3,378,845	—	—	3,378,845
	54,909,416	4,979,501	—	—	59,888,917
Total of liabilities	71,680,780	5,687,041	2,182	—	77,370,003

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short-term.

(c) See note 24(a).

(d) See note 13.

	Parent Company
	September 30, 2013 (unaudited)
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Total
Current
Cash and cash equivalents	1,854,402	—	1,854,402
Short-term investments	17,376	—	17,376
Derivative financial instruments	—	440,157	440,157
Accounts receivable	22,450,659	—	22,450,659
Related parties	2,019,584	—	2,019,584
	26,342,021	440,157	26,782,178
Non-current
Related parties	1,010,110	—	1,010,110
Loans and financing agreements to receive	192,237	—	192,237
	1,202,347	—	1,202,347
Total of Assets	27,544,368	440,157	27,984,525

Financial liabilities
Current
Suppliers and contractors	3,649,884	—	3,649,884
Derivative financial instruments	—	771,733	771,733
Current portion of long-term debt	6,007,936	—	6,007,936
Related parties	4,281,161	—	4,281,161
	13,938,981	771,733	14,710,714
Non-current
Derivative financial instruments	—	2,935,632	2,935,632
Long-term debt	28,620,698	—	28,620,698
Related parties	32,279,865	—	32,279,865
Debentures	—	4,128,679	4,128,679
	60,900,563	7,064,311	67,964,874
Total of Liabilities	74,839,544	7,836,044	82,675,588

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short-term.

	Parent Company
	December 31, 2012
Financial assets	Loans and receivables (a)	At fair value through profit or loss (b)	Total
Current
Cash and cash equivalents	688,434	—	688,434
Short-term investments	—	43,428	43,428
Derivative financial instruments	—	500,293	500,293
Accounts receivable	21,838,539	—	21,838,539
Related parties	1,347,488	—	1,347,488
	23,874,461	543,721	24,418,182
Non-current
Related parties	863,990	—	863,990
Loans and financing agreements to receive	187,862	—	187,862
Derivative financial instruments	—	2,928	2,928
	1,051,852	2,928	1,054,780
Total of Assets	24,926,313	546,649	25,472,962

Financial liabilities
Current
Suppliers and contractors	4,178,494	—	4,178,494
Derivative financial instruments	—	558,161	558,161
Current portion of long-term debt	5,327,849	—	5,327,849
Related parties	6,433,629	—	6,433,629
	15,939,972	558,161	16,498,133
Non-current
Derivative financial instruments	—	1,409,568	1,409,568
Long-term debt	26,867,240	—	26,867,240
Related parties	29,362,525	—	29,362,525
Stockholders' Debentures	—	3,378,845	3,378,845
	56,229,765	4,788,413	61,018,178
Total of Liabilities	72,169,737	5,346,574	77,516,311

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short-term.

23.       Fair Value Estimative

The Company considered the same assumptions and calculation methods presented in the financial statements of December 31, 2012, to measure the fair value of assets and liabilities in the period.

The tables below present the assets and liabilities measured at fair value in the period.

	Consolidated
	September 30, 2013 (unaudited)			December 31, 2012
	Level 1	Level 2	Total (i)	Total (i)
Financial Assets
Current
Derivatives at fair value through profit or loss	8,999	483,254	492,253	543,122
Derivatives designated as hedges	—	—	—	32,051
	8,999	483,254	492,253	575,173
Non-Current
Financial assets investments	—	4,186,216	4,186,216	14,378
Derivatives at fair value through profit or loss	3,106	327,777	330,883	83,190
Derivatives designated as hedges	—	—	—	9,377
	3,106	4,513,993	4,517,099	106,945
Total of Assets	12,105	4,997,247	5,009,352	682,118

Financial Liabilities
Current
Derivatives at fair value through profit or loss	7,520	1,041,985	1,049,505	707,540
Derivatives designated as hedges	—	95,043	95,043	2,182
	7,520	1,137,028	1,144,548	709,722
Non-Current
Derivatives at fair value through profit or loss	629	3,180,916	3,181,545	1,600,656
Derivatives designated as hedges	—	31,794	31,794	—
Stockholders’ debentures	—	4,128,679	4,128,679	3,378,845
	629	7,341,389	7,342,018	4,979,501
Total of Liabilities	8,149	8,478,417	8,486,566	5,689,223

(i) No classification according to level 3.

	Parent Company
	September 30, 2013 (unaudited)		December 31, 2012
	Level 2	Total (i)	Total (i)
Financial Assets
Current
Derivatives at fair value through profit or loss	440,157	440,157	500,293

Non-Current
Derivatives at fair value through profit or loss	—	—	2,928
	—	—	2,928
Total of Assets	440,157	440,157	503,221

Financial Liabilities
Current
Derivatives at fair value through profit or loss	771,733	771,733	558,161
	771,733	771,733	558,161
Non-Current
Derivatives at fair value through profit or loss	2,935,632	2,935,632	1,409,568
Stockholders’ debentures	4,128,679	4,128,679	3,378,845
	7,064,311	7,064,311	4,788,413
Total of Liabilities	7,836,044	7,836,044	5,346,574

(i) No classification according to level 1 and 3.

The Company measured its loans and debt securities at market value and compared to the carrying amount. The assumptions and calculation methods applied are also the same as those presented in the financial statements as of December 31, 2012. The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	Consolidated
	September 30, 2013 (unaudited)
	Balance	Fair value (i)	Level 1	Level 2
Financial liabilities
Loans (long term) (ii)	64,852,822	66,754,002	52,655,384	14,098,618
Perpetual notes (iii)	148,142	148,142	—	148,142

(i) No classification according to level 3.

(ii) Net interest of R$971,651

(iii) Classified as “Related parties” (Non-current liabilities)

	Consolidated
	December 31, 2012
	Balance	Fair value (i)	Level 1	Level 2
Financial liabilities
Loans (long term) (ii)	60,987,822	66,872,262	52,756,817	14,115,445
Perpetual notes (iii)	146,440	146,440	—	146,440

(i) No classification according to level 3.

(ii) Net interest of R$868,032

(iii) Classified as “Related parties” (Non-current liabilities)

	Parent Company
	September 30, 2013 (unaudited)
	Balance	Fair value (i)	Level 1	Level 2
Financial liabilities
Loans (long term) (ii)	34,091,121	34,803,610	24,367,210	10,436,400

(i) No classification according to level 3.

(ii) Net interest of R$537,513

	Parent Company
	December 31, 2012
	Balance	Fair value (i)	Level 1	Level 2
Financial liabilities
Loans (long term) (ii)	31,794,568	33,183,140	18,817,237	14,365,903

(i) No classification according to level 3.

(ii) Net interest of R$400,521

24.       Derivatives  financials instruments

a)         Derivatives effects on balance sheet

	Consolidated
	Assets
	September 30, 2013 (unaudited)		December 31, 2012
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	467,214	—	509,670	2,928
Eurobonds Swap	—	182,153	—	80,262
Pre dollar swap	14,322	—	33,439	—
	481,536	182,153	543,109	83,190
Commodities price risk
Nickel fixed price program	8,999	3,106	—	—
Purchased copper scrap protection program	—	—	13	—
Bunker Oil	1,718	—	—	—
	10,717	3,106	13	—
Option SLW (note 29)
Warrants	—	145,624	—	—
	—	145,624	—	—
Derivatives designated as hedge
Strategic Nickel	—	—	25,950	—
Foreign exchange cash flow hedge	—	—	6,101	9,377
	—	—	32,051	9,377
Total	492,253	330,883	575,173	92,567

	Consolidated
	Liabilities
	September 30, 2013 (unaudited)		December 31, 2012
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	957,380	2,959,699	695,130	1,430,575
Eurobonds Swap	4,537	—	9,008	36,637
Pre dollar swap	—	219,613	—	128,967
	961,917	3,179,312	704,138	1,596,179
Commodities price risk
Nickel fixed price program	7,520	629	3,166	—
Purchased copper scrap protection program	73	—	—	—
Natural gas	—	—	236	4,477
Bunker Oil	79,915	—	—	—
	87,508	629	3,402	4,477
Embedded derivatives
Gas	80	1,604	—	—
	80	1,604	—	—
Derivatives designated as hedge
Bunker Oil Hedge	68,259	16,932	2,182	—
Foreign exchange cash flow hedge	26,784	14,862	—	—
	95,043	31,794	2,182	—
Total	1,144,548	3,213,339	709,722	1,600,656

	Parent Company
	Assets
	September 30, 2013 (unaudited)		December 31, 2012
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	425,835	—	466,854	2,928
Pre dollar swap	14,322	—	33,439	—
Total	440,157	—	500,293	2,928

	Parent Company
	Liabilities
	September 30, 2013 (unaudited)		December 31, 2012
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	771,733	2,716,019	558,161	1,280,601
Pre dollar swap	—	—	—	128,967
Floating rate swap vs. Pre	—	219,613	—	—
Total	771,733	2,935,632	558,161	1,409,568

b)         Effects of derivatives in the statement of income

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	13,662	(107,421)	(1,389,026)	(532,937)
Eurobonds Swap	127,665	16,084	133,232	(20,923)
Treasury future	—	—	—	15,221
Pre dollar swap	(1,761)	(8,879)	(82,067)	(17,854)
	139,566	(100,216)	(1,337,861)	(556,493)
Commodities price risk
Nickel fixed price program	(3,540)	(14,039)	2,222	(5,555)
Purchased copper scrap protection program	(324)	(458)	764	(592)
Bunker Oil	110,202	—	(129,964)	—
	106,338	(14,497)	(126,978)	(6,147)
Option SLW (note 29)
Warrants	45,038	—	(66,646)	—
	45,038	—	(66,646)	—
Embedded derivatives
Gas	5,682	—	4,070	—
	5,682	—	4,070	—
Derivatives designated as hedge
Bunker Oil Hedge	(37,887)	1,722	(64,073)	1,722
Strategic Nickel	—	90,355	25,794	253,580
Foreign exchange cash flow hedge	(10,579)	1,790	(11,092)	1,162
	(48,466)	93,867	(49,371)	256,464
Total	248,158	(20,846)	(1,576,786)	(306,176)

Financial income	302,249	122,649	733,203	765,823
Financial expenses	(54,091)	(143,495)	(2,309,989)	(1,071,999)
Total	248,158	(20,846)	(1,576,786)	(306,176)

	Parent Company (unaudited)
	Nine-month period ended
	September 30, 2013	September 30, 2012
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(1,332,314)	(523,595)
Pre dollar swap	(82,067)	(17,853)
	(1,414,381)	(541,448)
Derivatives designated as hedge
Foreign exchange cash flow hedge	11,520	—
	11,520	—
Total	(1,402,861)	(541,448)

Financial income	294,187	272,928
Financial expenses	(1,697,048)	(814,376)
Total	(1,402,861)	(541,448)

c)         Effects of derivatives as Cash Flow hedge

	Consolidated (unaudited)
	(Inflows)/ Outflows
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Derivatives not designated as hedges
Exchange risk and interest rates
CDI & TJLP vs. US$ fixed and floating rate swap	(60,433)	(61,518)	(418,650)	(655,019)
US$ fixed rate vs. CDI swap	—	—	—	6,628
Treasury future	—	—	—	(5,763)
Pre dollar swap	(9,079)	(11,921)	(27,695)	(28,209)
	(69,512)	(73,439)	(446,345)	(682,363)
Risk of product prices
Nickel fixed price program	2,801	(4,954)	—	(5,026)
Purchased copper scrap protection program	(111)	(32)	—	18
Bunker Oil	59,483	(1,722)	—	(8,769)
	62,173	(6,708)	—	(13,777)
Derivatives designated as hedge
Bunker Oil Hedge	37,887	—	64,073	—
Strategic Nickel	—	(90,355)	(25,794)	(253,580)
Foreign exchange cash flow hedge	10,613	(1,790)	11,092	(1,161)
	48,500	(92,145)	49,371	(254,741)
Total	41,161	(172,292)	(396,974)	(950,881)

Unrealized gains (losses) on derivatives	289,319	(193,138)	(1,878,617)	(1,257,057)

	Parent Company (unaudited)
	(Inflows)/ Outflows
	Nine-month period ended
	September 30, 2013	September 30, 2012
Derivatives not designated as hedges
Exchange risk and interest rates
CDI & TJLP vs. US$ fixed and floating rate swap	(360,622)	(420,197)
Pre dollar swap	(27,695)	(28,209)
	(388,317)	(448,406)
Derivatives designated as hedge
Foreign exchange cash flow hedge	(11,520)	—
	(11,520)	—
Total	(399,837)	(448,406)

Unrealized gains (losses) on derivatives	(1,802,698)	(989,854)

d)         Effects of derivatives designated as hedge

Cash Flow Hedge

The effects of cash flow hedge impact the stockholders’ equity and are presented in the following tables:

	Three-month period ended (unaudited)
	Parent Company				Noncontrolling	Consolidated
	Currency	Nickel	Others	Total	stockholders	Total
Fair value measurements	39,644	—	(10,227)	29,417	—	29,417
Reclassification to results due to realization	10,613	—	37,887	48,500	—	48,500
Net change in September 30, 2013	50,257	—	27,660	77,917	—	77,917

Fair value measurements	97,986	(13,384)	37,716	122,318	—	122,318
Reclassification to results due to realization	(1,790)	(90,355)	—	(92,145)	—	(92,145)
Net change in September 30, 2012	96,196	(103,739)	37,716	30,173	—	30,173

	Nine-month period ended (unaudited)
	Parent Company				Noncontrolling	Consolidated
	Currency	Nickel	Others	Total	stockholders	Total
Fair value measurements	(49,744)	(158)	(134,076)	(183,978)	—	(183,978)
Reclassification to results due to realization	11,092	(25,794)	64,073	49,371	—	49,371
Net change in September 30, 2013	(38,652)	(25,952)	(70,003)	(134,607)	—	(134,607)

Fair value measurements	41,300	29,605	10,725	81,630	—	81,630
Reclassification to results due to realization	(1,161)	(253,580)	—	(254,741)	—	(254,741)
Net change in September 30, 2012	40,139	(223,975)	10,725	(173,111)	—	(173,111)

e)  Additional information about derivatives financial instruments

i.      Value at Risk computation methodology

The Value at Risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors - and its correlations - tends to present the same statistic properties verified in the historical data. The value at risk of Vale’s derivatives current positions was estimated considering one business day time horizon and a 95% confidence level.

ii.    Contracts subjected to margin calls

Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada Ltd. The total cash amount as of September 30, 2013 is lower than R$ 1.4 million.

iii.   Initial Cost of Contracts

The financial derivatives negotiated by Vale and its controlled companies described in this document didn’t have initial costs (initial cash flow) associated.

The following tables show as of September 30, 2013, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value, value at risk, gains or losses in the period and the fair value for the remaining years of the operations per each group of instruments.

iv.   Interest Rates and Foreign Exchange Derivative Positions

Protection program for the Real denominated debt indexed to CDI

•              CDI vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to CDI.

•              CDI vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor — London Interbank Offered Rate) and receives payments linked to CDI.

											R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2013		December 31, 2012		Index	rate	September 30, 2013	December 31, 2012	September 30, 2013	September 30, 2013	2013	2014	2015	2016 - 2017

CDI vs. fixed rate swap
Receivable	R$	8,184	R$	8,184	CDI	106.33%	8.547	8.399	337
Payable	US$	4,423	US$	4,425	US$ +	3.64%	(10.205)	(9.468)	(201)
Net							(1.658)	(1.069)	136	117	(845)	96	(297)	(612)

CDI vs. floating rate swap
Receivable	R$	428	R$	428	CDI	103.50%	436	443	31
Payable	US$	250	US$	250	Libor +	0.99%	(567)	(525)	(8)
Net							(131)	(82)	23	7	—	32	(163)	—

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for the real denominated debt indexed to TJLP

•              TJLP vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP(1) to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to TJLP.

(1)  Due to TJLP derivatives market liquidity constraints, some swap trades were done through CDI equivalency.

•              TJLP vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars and receives payments linked to TJLP.

											R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2013		December 31, 2012		Index	rate	September 30, 2013	December 31, 2012	September 30, 2013	September 30, 2013	2013	2014	2015	2016-2022

Swap TJLP vs. fixed rate swap
Receivable	R$	3,146	R$	3,268	TJLP +	1.37%	5,461	4,585	1,499
Payable	US$	1,684	US$	1,694	USD +	2.08%	(6,934)	(4,960)	(1,249)
Net							(1,473)	(375)	250	88	55	(43)	(152)	(1,333)

Swap TJLP vs. floating rate swap
Receivable	R$	0	R$	626	TJLP +	0.90%	539	576	25
Payable	US$	356	US$	356	Libor +	-1.15%	(729)	(662)	(5)
Net							(190)	(86)	20	9	19	(82)	3	(130)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for the Real denominated fixed rate debt

•              BRL fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans rate with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in Brazilian Reais linked to fixed rate to U.S. Dollars linked to fixed. In those swaps, Vale pays fixed rates in U.S. Dollars and receives fixed rates in Reais.

											R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2013		December 31, 2012		Index	rate	September 30, 2013	December 31, 2012	September 30, 2013	September 30, 2013	2013	2014	2015	2016 - 2023

R$ fixed rate vs. US$ fixed rate swap
Receivable	R$	783	R$	795	Fix	4.53%	734	733	76
Payable	US$	432	US$	442	US$ -	-1.10%	(939)	(829)	(48)
Net							(205)	(96)	28	12	6	12	(48)	(175)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for Euro denominated debt

•              EUR fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from debts in Euros linked to fixed rate to U.S. Dollars linked to fixed rate. This trade was used to convert the cash flows of part of debts in Euros, each one with a notional amount of € 750 million, issued in 2010 and 2012 by Vale. Vale receives fixed rates in Euros and pays fixed rates in U.S. Dollars.

											R$ million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2013		December 31, 2012		Index	rate	September 30, 2013	December 31, 2012	September 30, 2013	September 30, 2013	2014	2015	2016 - 2023

Receivable		€1,000		€1,000	EUR	4.063%	3,345	3,108	81
Payable	US$	1,288	US$	1,288	US$	4.511%	(3,167)	(3,073)	(91)
Net							178	35	(10)	32	(5)	(3)	186

Type of contracts: OTC Contracts

Protected Item: Vale’s Debt linked to EUR

The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/USD exchange rate.

Foreign exchange hedging program for disbursements in Canadian dollars

•              Canadian Dollar Forward — In order to reduce the cash flow volatility, Vale entered into forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements denominated in Canadian Dollars.

											R$ million
	Notional ($ million)					Average rate	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2013		December 31, 2012		Buy/ Sell	(CAD/USD)	September 30, 2013	December 31, 2012	September 30, 2013	September 30, 2013	2013	2014	2015	2016

Forward	CAD	954	CAD	1,362	B	1.006	(42)	15	—	16	(8)	(23)	(11)	(0)

Type of contracts: OTC Contracts

Hedged Item: part of disbursements in Canadian Dollars

The P&L shown in the table above is offset by the hedged items’ P&L due to CAD/USD exchange rate.

Commodity Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:

Nickel Purchase Protection Program

In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final product sold to our clients, hedging transactions were implemented. The items purchased are raw materials utilized to produce refined Nickel. The trades are usually implemented by the sale of nickel forward or future contracts at LME or over-the-counter operations.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2013	December 31, 2012	Buy/ Sell	(US$/ton)	September 30, 2013	December 31, 2012	September 30, 2013	September 30, 2013	2013

Nickel Futures	120	210	S	13,945	0.0	0	1.0	0.1	0.0

Type of contracts: LME Contracts

Protected Item: part of Vale’s revenues linked to Nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Nickel Fixed Price Program

In order to maintain the exposure to Nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying Nickel forwards (Over-the-Counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2013	December 31, 2012	Buy/ Sell	(US$/ton)	September 30, 2013	December 31, 2012	September 30, 2013	September 30, 2013	2013	2014

Nickel Futures	6,324	—	B	14,452	(8)	—	(2.8)	3.6	(4)	(4)

Type of contracts: LME Contracts

Protected Item: part of Vale’s revenues linked to fixed price sales of Nickel.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Copper Scrap Purchase Protection Program

This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs to produce copper for the final clients. This program usually is implemented by the sale of forwards or futures at LME or Over-the-Counter operations.

									R$ Million
	Notional (lbs)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2013	December 31, 2012	Buy/ Sell	(US$/lbs)	September 30, 2013	December 31, 2012	September 30, 2013	September 30, 2013	2013

Forward	514,890	937,517	S	3.25	(0.0)	0.01	0.9	0.1	(0.0)

Type of contracts: OTC Contracts

Protected Item: of Vale’s revenues linked to Copper price.

The P&L shown in the table above is offset by the protected items’ P&L due to Copper price

Bunker Oil Purchase Protection Program

In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring/supply and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2013	December 31, 2012	Buy/ Sell	(US$/mt)	September 30, 2013	December 31, 2012	September 30, 2013	September 30, 2013	2013

Forward	945,000	—	B	636	(58)	—	(97)		(58)
Call	345,000	—	B	650	2	—	—		2
Put	345,000	—	S	597	(6)	—	(1)		(6)
					(62)	—	(98)	25	(62)

Type of contracts: OTC Contracts

Protected Item: part of Vale’s costs linked to Bunker Oil price.

The P&L shown in the table above is offset by the protected items’ P&L due to Bunker Oil price.

Bunker Oil Purchase Hedging Program

In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring/supply and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2013	December 31, 2012	Buy/ Sell	(US$/mt)	September 30, 2013	December 31, 2012	September 30, 2013	September 30, 2013	2013

Forward	1,665,000	—	B	618	(75)	—	(70.6)	37	(24)

Type of contracts: OTC Contracts

Protected Item: part of Vale’s costs linked to Bunker Oil price.

The P&L shown in the table above is offset by the protected items’ P&L due to Bunker Oil price.

Sell of part of future gold production (byproduct) from Vale

The company has definitive contracts with Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange, to sell 25% of gold payable flows produced as a sub product from Salobo copper mine during its life and 70% of gold payable flows produced as a sub product from some nickel mines in Sudbury during 20 years. For this transaction the payment was realized part in cash (US$ 1.9 billion) and part as 10 million of SLW warrants with strike price of US$ 65 and 10 years term, where this last part configures an American call option.

									R$ million
	Notional ($ million)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2013	December 31, 2012	Buy/ Sell	(US$/stock)	September 30, 2013	December 31, 2012	September 30, 2013	September 30, 2013	2023

Call Option	10	—	B	65	146	—	—	13	146

Embedded Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in September 30, 2013:

Raw material and intermediate products purchase

Nickel concentrate and raw materials purchase agreements, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2013	December 31, 2012	Buy/ Sell	(US$/ton)	September 30, 2013	December 31, 2012	September 30, 2013	September 30, 2013	2013

Nickel Forwards	1,762	2,475	S	13,939	(0.6)	2.0	(6.5)
Copper Forwards	4,386	7,272		7,092	0.7	0.9	(5.9)
Total					0.1	2.9	(12.4)	2.7	0.1

Gas purchase for Pelletizing Company in Oman

Our subsidiary Vale Oman Pelletizing Company LLC has a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if pellet prices trades above a pre-defined level. This clause is considered as an embedded derivative.

									R$ million
	Notional (volume/month)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2013	December 31, 2012	Buy/ Sell	(US$/ton)	September 30, 2013	December 31, 2012	September 30, 2013	September 30, 2013	2013	2014	2015	2016

Call Options	746,667	746,667	S	179.36	(1.7)	(4.7)	—	2	(0.0)	(0.2)	(1.0)	(0.5)

f)   Market Curves

To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters and Bloomberg were used.

1. Commodities

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	13,860.00	MAR14	14,031.99	SEP14	14,175.50
OCT13	13,908.37	APR14	14,057.20	SEP15	14,437.33
NOV13	13,932.61	MAY14	14,083.35	SEP16	14,680.63
DEC13	13,958.77	JUN14	14,107.99	SEP17	14,911.96
JAN14	13,983.89	JUL14	14,130.66
FEB14	14,006.53	AUG14	14,152.71

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	3.32	MAR14	3.32	SEP14	3.33
OCT13	3.31	APR14	3.32	SEP15	3.35
NOV13	3.31	MAY14	3.33	SEP16	3.37
DEC13	3.31	JUN14	3.33	SEP17	3.39
JAN14	3.32	JUL14	3.33
FEB14	3.32	AUG14	3.33

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	609.76	MAR14	598.71	SEP14	588.56
OCT13	609.25	APR14	596.87	SEP15	572.22
NOV13	608.66	MAY14	594.98	SEP16	559.12
DEC13	604.30	JUN14	593.41	SEP17	552.01
JAN14	602.02	JUL14	591.79
FEB14	600.54	AUG14	590.08

2. Rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/01/13	0.62	01/04/16	1.86	07/02/18	3.00
12/02/13	0.76	04/01/16	1.94	10/01/18	3.10
01/02/14	1.07	07/01/16	2.04	01/02/19	3.22
04/01/14	1.23	10/03/16	2.13	04/01/19	3.34
07/01/14	1.41	01/02/17	2.29	07/01/19	3.46
10/01/14	1.49	04/03/17	2.41	10/01/19	3.59
01/02/15	1.60	07/03/17	2.55	01/02/20	3.71
04/01/15	1.69	10/02/17	2.65	07/01/20	3.95
07/01/15	1.76	01/02/18	2.77	01/04/21	4.18
10/01/15	1.79	04/02/18	2.90	07/01/21	4.37

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
US$1M	0.18	US$6M	0.29	US$11M	0.31
US$2M	0.22	US$7M	0.30	US$12M	0.32
US$3M	0.25	US$8M	0.30	US$2Y	0.47
US$4M	0.27	US$9M	0.31	US$3Y	0.79
US$5M	0.28	US$10M	0.31	US$4Y	1.20

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/01/13	5.00	01/04/16	5.00	07/02/18	5.00
12/02/13	5.00	04/01/16	5.00	10/01/18	5.00
01/02/14	5.00	07/01/16	5.00	01/02/19	5.00
04/01/14	5.00	10/03/16	5.00	04/01/19	5.00
07/01/14	5.00	01/02/17	5.00	07/01/19	5.00
10/01/14	5.00	04/03/17	5.00	10/01/19	5.00
01/02/15	5.00	07/03/17	5.00	01/02/20	5.00
04/01/15	5.00	10/02/17	5.00	07/01/20	5.00
07/01/15	5.00	01/02/18	5.00	01/04/21	5.00
10/01/15	5.00	04/02/18	5.00	07/01/21	5.00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/01/13	9.12	01/04/16	11.11	07/02/18	11.69
12/02/13	9.19	04/01/16	11.24	10/01/18	11.74
01/02/14	9.36	07/01/16	11.35	01/02/19	11.71
04/01/14	9.64	10/03/16	11.39	04/01/19	11.72
07/01/14	9.86	01/02/17	11.42	07/01/19	11.74
10/01/14	10.08	04/03/17	11.46	10/01/19	11.75
01/02/15	10.24	07/03/17	11.50	01/02/20	11.76
04/01/15	10.44	10/02/17	11.54	07/01/20	11.80
07/01/15	10.72	01/02/18	11.58	01/04/21	11.83
10/01/15	10.93	04/02/18	11.64	07/01/21	11.84

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
EUR1M	0.09	EUR6M	0.33	EUR11M	0.41
EUR2M	0.11	EUR7M	0.35	EUR12M	0.42
EUR3M	0.16	EUR8M	0.37	EUR2Y	0.55
EUR4M	0.25	EUR9M	0.39	EUR3Y	0.75
EUR5M	0.29	EUR10M	0.40	EUR4Y	1.00

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
CAD1M	1.22	CAD6M	1.38	CAD11M	1.31
CAD2M	1.25	CAD7M	1.36	CAD12M	1.30
CAD3M	1.28	CAD8M	1.34	CAD2Y	1.44
CAD4M	1.33	CAD9M	1.33	CAD3Y	1.79
CAD5M	1.36	CAD10M	1.32	CAD4Y	2.10

Currencies - Ending rates

CAD/US$	0.9721	US$/BRL	2.2300	EUR/US$	1.3531

g)        Sensitivity Analysis

We present below the sensitivity analysis for all derivatives outstanding positions as of September 30, 2013 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

•             Fair Value: the fair value of the instruments as at September 30, 2013;

•             Scenario I: Potential change in fair value of Vale’s financial instruments’ positions considering a 25% depreciation of market curves for underlying risk factors;

•             Scenario II: Potential change in fair value of Vale’s financial instruments’ positions considering a 25% appreciation of market curves for underlying risk factors;

•             Scenario III: Potential change in fair value of Vale’s financial instruments’ positions considering a 50% depreciation of market curves for underlying risk factors;

•             Scenario IV: Potential change in fair value of Vale’s financial instruments’ positions considering a 50% appreciation of market curves for underlying risk factors;

i.                      Sensitivity Analysis — Summary of the USD/BRL fluctuation — Debt, Cash Investments and Derivatives

Sensitivity analysis - Summary of the USD/BRL fluctuation	Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	No fluctuation	—	—	—	—
Funding	Debt denominated in USD	USD/BRL fluctuation	(10,455)	10,455	(20,910)	20,910
Cash Investments	Cash denominated in BRL	No fluctuation	—	—	—	—
Cash Investments	Cash denominated in USD	USD/BRL fluctuation	3,149	(3,149)	6,298	(6,298)
Derivatives(1)	Consolidated derivatives portfolio	USD/BRL fluctuation	(4,811)	4,811	(9,622)	9,622
Net result			(12,117)	12,117	(24,235)	24,235

(1) - Detailed information of derivatives are described below.

Sensitivity analysis - Foreign Exchange and Interest Rate Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI	CDI vs. USD fixed rate swap	USD/BRL fluctuation	(1,658)	(2,551)	2,551	(5,103)	5,103
		USD interest rate inside Brazil variation		(61)	59	(124)	117
		Brazilian interest rate fluctuation		(20)	18	(42)	35
		USD Libor variation		—	—	(1)	1
		USD/BRL fluctuation		(142)	142	(283)	283
	CDI vs. USD floating rate swap	Brazilian interest rate fluctuation	(131)	(0)	0	(1)	1
		USD Libor variation		(0,13)	0,13	(0,26)	0,25
	Protected Items - Real denominated debt	USD/BRL fluctuation	n,a,	—	—	—	—

Protection program for the Real denominated debt indexed to TJLP	TJLP vs. USD fixed rate swap	USD/BRL fluctuation	(1,473)	(1,733)	1,733	(3,467)	3,467
		USD interest rate inside Brazil variation		(133)	125	(275)	243
		Brazilian interest rate fluctuation		404	(356)	866	(671)
		TJLP interest rate fluctuation		(196)	192	(395)	379
	TJLP vs. USD floating rate swap	USD/BRL fluctuation	(190)	(182)	182	(365)	365
		USD interest rate inside Brazil variation		(14)	13	(30)	26
		Brazilian interest rate fluctuation		36	(31)	77	(59)
		TJLP interest rate fluctuation		(18)	17	(36)	34
		USD Libor variation		9	(9)	17	(17)
	Protected Items - Real denominated debt	USD/BRL fluctuation	n,a,	—	—	—	—

Protection program for the Real denominated fixed rate debt	BRL fixed rate vs. USD fixed rate swap	USD/BRL fluctuation	(205)	(235)	235	(469)	469
		USD interest rate inside Brazil variation		(13)	12	(27)	24
		Brazilian interest rate fluctuation		45	(40)	94	(76)
	Protected Items - Real denominated debt	USD/BRL fluctuation	n,a,	—	—	—	—

Protection Program for the Euro denominated debt	EUR fixed rate vs. USD fixed rate swap	USD/BRL fluctuation	178	44	(44)	89	(89)
		EUR/USD fluctuation		(836)	836	(1,672)	1,672
		EUR Libor variation		66	(61)	138	(117)
		USD Libor variation		(77)	69	(163)	131
	Protected Items - Euro denominated debt	EUR/USD fluctuation	n,a,	836	(836)	1,672	(1,672)

Foreign Exchange hedging program for disbursements in Canadian dollars (CAD)	CAD Forward	USD/BRL fluctuation	(42)	(10)	10	(21)	21
		USD/CAD fluctuation		(521)	521	(1,042)	1,042
		CAD Libor variation		6	(6)	12	(12)
		USD Libor variation		(2)	2	(4)	4
	Protected Items - Disbursement in Canadian	USD/CAD fluctuation	n,a,	521	(521)	1,042	(1,042)

Sensitivity analysis - Commodity Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel purchase protection program		Nickel price fluctuation		0.9	(0.9)	1.9	(1.9)
	Sale of nickel future/forward contracts	Libor USD fluctuation	0.02	0	(0)	0	(0)
		USD/BRL fluctuation		0.0	0.0	0.0	(0.0)
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	(0.9)	0.9	(2)	2

		Nickel price fluctuation		(50)	50	(100)	100
Nickel fixed price program	Purchase of nickel future/forward contracts	Libor USD fluctuation	(8.1)	(0.1)	0.1	(0.1)	0.1
		USD/BRL fluctuation		(2)	2	(4)	4
	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	50	(50)	100	(100)

Copper Scrap Purchase Protection Program		Copper price fluctuation		1.0	(1.0)	1.9	(1.9)
	Sale of copper future/forward contracts	Libor USD fluctuation	(0.03)	0	(0)	0	(0)
		USD/BRL fluctuation		(0.0)	0.0	(0.0)	0.0
	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	(1.0)	1.0	(2)	2

Bunker Oil Purchase Protection Program		Bunker Oil price fluctuation		(424)	411	(862)	848
	Bunker Oil forward and Options	Libor USD fluctuation	(62)	(0)	0	(0)	0
		USD/BRL fluctuation		(15)	15	(31)	31
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	424	(411)	862	(848)

Bunker Oil Hedge Protection Program		Bunker Oil price fluctuation		(554)	554	(1,107)	1,107
	Bunker Oil forward	Libor USD fluctuation	(75)	(1.0)	1.0	(2.1)	2.1
		USD/BRL fluctuation		(21)	21	(41)	41
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	554	(554)	1,107	(1,107)

Sell of part of future gold production (subproduct) from Vale		SLW stock price fluctuation		(58)	67	(105)	140
	10 million of SLW warrants	Libor USD fluctuation	146	(6)	6	(13)	12
		USD/BRL fluctuation		36	(36)	73	(73)
	Sell of part of future gold production (subproduct) from Vale	SLW stock price fluctuation	n.a.	58	(67)	105	(140)

Sensitivity analysis - Embedded Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)	Embedded derivatives - Raw material purchase	Nickel price fluctuation USD/BRL fluctuation	(0,6)	14	(14)	27	(27)
				(0,02)	0,02	(0,03)	0,03

Embedded derivatives - Raw material purchase (Copper)	Embedded derivatives - Raw material purchase	Copper price fluctuation USD/BRL fluctuation	0,7	18	(18)	36	(36)
				0,50	(0,50)	0,99	(0,99)

Embedded derivatives - Gas purchase for Pelletizing	Embedded derivatives - Gas purchase	Pellet price fluctuation USD/BRL fluctuation	(1,7)	1	(3)	2	(9)
				(0,4)	0,4	(0,8)	0,8

ii.                  Sensitivity Analysis - Cash Investments — Other currencies

The Company’s cash investments linked to other different currencies are also subjected to volatility of foreign exchange currencies.

Sensitivity analysis - Cash Investments (Other currencies)	Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Cash Investments	Cash denominated in EUR	EUR/BRL fluctuation	24	(24)	48	(48)
Cash Investments	Cash denominated in CAD	CAD/BRL fluctuation	69	(69)	137	(137)
Cash Investments	Cash denominated in GBP	GBP/BRL fluctuation	5	(5)	10	(10)
Cash Investments	Cash denominated in AUD	AUD/BRL fluctuation	31	(31)	62	(62)
Cash Investments	Cash denominated in Other Currencies	Other Currencies fluctuation	15	(15)	30	(30)

h)        Financial counterparties ratings

Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s and S&P agencies for the financial institutions that we had outstanding trades as of September 30, 2013.

Vale’s Counterparty	Moody’s*	S&P*

ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Amazônia SA	—	—
Banco Bradesco	Baa2	BBB
Banco de Credito del Peru	Baa2	BBB+
Banco do Brasil	Baa2	BBB
Banco do Nordeste	Baa2	BBB
Banco Safra	Baa2	BBB-
Banco Santander	Baa2	BBB
Banco Votorantim	Baa2	BBB-
Bank of America	Baa2	A-
Bank of Nova Scotia	Aa2	A+
Banpara	—	—
Barclays	A3	A-
BNP Paribas	A2	A+
BTG Pactual	Baa3	BBB-
Caixa Economica Federal	Baa2	BBB
Canadian Imperial Bank	Aa3	A+
Citigroup	Baa2	A-
Credit Agricole	A2	A
Deutsche Bank	A2	A
Goldman Sachs	A3	A-
HSBC	Aa3	A+
Itau Unibanco	Baa1	BBB
JP Morgan Chase & Co	A2	A
Morgan Stanley	Baa1	A-
National Australia Bank NAB	Aa2	AA-
Rabobank	Aa2	AA-
Royal Bank of Canada	Aa3	AA-

* Long Term Rating / LT Foreign Issuer Credit

25.       Stockholders’ Equity

a)        Capital

At September 30, 2013, the capital stock is R$75,000,000 as of represented below:

	September 30, 2013
	ON	PNA	Total
Stockholders
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	678,840,482	636,876,650	1,315,717,132
FMP - FGTS	87,326,796	—	87,326,796
PIBB - BNDES	1,687,106	2,510,536	4,197,642
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	295,118,380	501,332,642	796,451,022
Institutional investors	147,334,073	369,297,845	516,631,918
Retail investors in Brazil	52,532,236	371,178,969	423,711,205
Treasure stock in Brazil	71,071,482	140,857,692	211,929,174
Total	3,256,724,482	2,108,579,618	5,365,304,100

b)        Treasury stocks

On September 30, 2013, the amount of treasury stocks was R$7,839,512as follows:

					Acquisition price (R$)			Market Value
Shares (thousands)	December 31, 2012	Addition	Reduction	September 30, 2013	Average	Low	High	September 30, 2013	December 31, 2012
Preferred	140,857,692	—	—	140,857,692	37.50	14.02	47.77	32.45	38.50
Common	71,071,482	—	—	71,071,482	35.98	20.07	54.83	34.67	39.58
Total	211,929,174	—	—	211,929,174

c)         Basic and diluted earnings per share

Basic and diluted earnings per shares were calculated as follows:

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012 (i)	September 30, 2013	September 30, 2012 (i)
		(i)		(i)
Net income from continuing operations attributable to the Company’s stockholders	7,977,972	3,288,642	15,103,119	15,472,990
Basic and diluted earnings per share:
Income available to preferred stockholders	3,046,243	1,255,708	5,766,850	5,855,401
Income available to common stockholders	4,931,729	2,032,934	9,336,269	9,617,589
Total	7,977,972	3,288,642	15,103,119	15,472,990

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722	1,967,722	1,930,600
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653	3,185,653	3,171,041
Total	5,153,375	5,153,375	5,153,375	5,101,641

Basic and diluted earnings per share from continuing operations
Basic earnings per preferred share	1.55	0.63	2.93	3.03
Basic earnings per common share	1.55	0.63	2.93	3.03

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012 (i)	September 30, 2013	September 30, 2012 (i)
		(i)		(i)
Net income from discontinuing operations attributable to the Company’s stockholders	(28,472)	32,013	(120,918)	(120,266)
Basic and diluted earnings per share:
Income available to preferred stockholders	(10,872)	12,224	(46,170)	(45,921)
Income available to common stockholders	(17,600)	19,789	(74,748)	(74,345)
Total	(28,472)	32,013	(120,918)	(120,266)

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722	1,967,722	1,930,600
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653	3,185,653	3,171,041
Total	5,153,375	5,153,375	5,153,375	5,101,641

Basic and diluted earnings per share from discontinuing operations
Basic earnings per preferred share	(0.01)	0.01	(0.02)	(0.02)
Basic earnings per common share	(0.01)	0.01	(0.02)	(0.02)

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012 (i)	September 30, 2013	September 30, 2012 (i)
		(i)		(i)
Net income attributable to the Company’s stockholders	7,949,500	3,320,655	14,982,201	15,352,724
Basic and diluted earnings per share:
Income available to preferred stockholders	3,035,371	1,267,932	5,720,680	5,809,889
Income available to common stockholders	4,914,129	2,052,723	9,261,521	9,542,835
Total	7,949,500	3,320,655	14,982,201	15,352,724

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722	1,967,722	1,930,600
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653	3,185,653	3,171,041
Total	5,153,375	5,153,375	5,153,375	5,101,641

Basic and diluted earnings per
Basic earnings per preferred share	1.54	0.64	2.91	3.01
Basic earnings per common share	1.54	0.64	2.91	3.01

(i) Period adjusted according note 4.

d)        Remuneration of stockholders

We present below the remuneration of stockholder paid in the Nine-month period ended September 30, 2013.

	Remuneration attributed to Stockholders
	Total amount	Amount per outstanding common or preferred share
2013 prepaid amount
First installment - April	4,452,750	0.864045420
Dividends	791,600	0.153608075
Interest on capital	3,661,150	0.710437345

In October 31, 2013 (subsequent event), Vale paid the second installment of the 2013 minimum remuneration, R$621,525 in form of dividend and R$3,164,500 in form of interest on capital. Vale paid also an additional remuneration of R$1,080,500 in form of interest on capital.

26.       Information by Business Segment and Consolidated Revenues by Geographic Area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records adjusted for reallocations between segments.

Results by segment

	Consolidated (unaudited)
	Three-month period ended (unaudited)
	September 30, 2013
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo)	Total
Results
Net operating revenue	21,876,266	4,244,774	1,770,991	299,219	28,191,250	788,048	28,979,298
Cost and expenses	(9,277,992)	(3,548,459)	(1,928,957)	(271,809)	(15,027,217)	(610,452)	(15,637,669)
Fair value on sale of assets	—	—	—	—	—	(130,885)	(130,885)
Depreciation, depletion and amortization	(1,105,486)	(927,601)	(242,034)	(18,500)	(2,293,621)	(86,496)	(2,380,117)
Operating income	11,492,788	(231,286)	(400,000)	8,910	10,870,412	(39,785)	10,830,627

Financial results, net	(1,331,519)	(61,351)	(15,654)	158,288	(1,250,236)	(4,218)	(1,254,454)
Equity results from associates and joint controlled entities	449,564	(20,487)	—	(136,345)	292,732	—	292,732
Income tax and social contribution	(2,007,136)	56,470	(78,989)	(17,363)	(2,047,018)	15,531	(2,031,487)
Net income (loss)	8,603,697	(256,654)	(494,643)	13,490	7,865,890	(28,472)	7,837,418
Net income (loss) attributable to noncontrolling interests	(39,394)	(80,785)	33,157	(25,060)	(112,082)	—	(112,082)
Net income (loss) attributable to the company’s stockholders	8,643,697	(175,869)	(527,800)	38,550	7,977,972	(28,472)	7,949,500
Sales classified by geographic area:
America, except United States	432,266	564,580	36,823	—	1,033,669	—	1,033,669
United States of America	50,469	591,650	—	53,366	695,485	—	695,485
Europe	3,475,294	1,606,977	59,380	(226)	5,141,033	—	5,141,425
Middle East/Africa/Oceania	1,033,016	52,518	—	—	1,085,534	—	1,085,534
Japan	2,328,963	370,649	—	—	2,699,612	—	2,699,612
China	11,485,237	492,235	—	—	11,977,864	—	11,977,472
Asia, except Japan and China	1,404,859	554,465	55,357	11	2,014,692	—	2,014,692
Brazil	1,666,162	11,700	1,619,431	246,068	3,543,361	788,048	4,331,409
Net operating revenue	21,876,266	4,244,774	1,770,991	299,219	28,191,250	788,048	28,979,298

	Consolidated (unaudited)
	Three-month period ended (unaudited)
	September 30, 2012 (i)
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo)	Total
Results
Net operating revenue	16,890,398	3,584,248	2,105,728	161,923	22,742,297	673,635	23,415,932
Cost and expenses	(9,777,136)	(3,459,105)	(1,757,830)	(346,929)	(15,341,000)	(541,727)	(15,882,727)
Depreciation, depletion and amortization	(908,094)	(830,646)	(253,077)	(26,594)	(2,018,411)	(72,298)	(2,090,709)
Operating income (loss)	6,205,168	(705,503)	94,821	(211,600)	5,382,886	59,610	5,442,496

Financial results, net	(1,936,145)	76,156	8,777	(6,424)	(1,857,636)	(2,170)	(1,859,806)
Equity results from associates and joint controlled entities	496,635	(109)	—	(182,657)	313,869		313,869
Income tax and social contribution	(790,255)	107,686	(34,922)	1,178	(716,313)	(25,427)	(741,740)
Net income (loss)	3,975,403	(521,770)	68,676	(399,503)	3,122,806	32,013	3,154,819
Net loss attributable to noncontrolling interests	(33,224)	(100,412)	(7,309)	(24,891)	(165,836)	—	(165,836)
Net income (loss) attributable to the company’s stockholders	4,008,627	(421,358)	75,985	(374,612)	3,288,642	32,013	3,320,655

Sales classified by geographic area:
America, except United States	416,614	465,943	15,958	—	898,515	—	898,515
United States of America	37,196	408,144	38,377	—	483,717	—	483,717
Europe	2,848,295	1,291,811	70,091	—	4,210,197	—	4,210,197
Middle East/Africa/Oceania	794,730	30,909	10,759	—	836,398	—	836,398
Japan	2,374,994	322,429	—	—	2,697,423	—	2,697,423
China	7,455,738	470,045	—	—	7,925,783	—	7,925,783
Asia, except Japan and China	1,461,975	577,547	38,055	—	2,077,577	—	2,077,577
Brazil	1,500,856	17,420	1,932,488	161,923	3,612,687	673,635	4,286,322
Net operating revenue	16,890,398	3,584,248	2,105,728	161,923	22,742,297	673,635	23,415,932

(i) Período ajustado conforme nota 4.

	Consolidated (unaudited)
	Nine-month period ended (unaudited)
	September 30, 2013
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo)	Total
Results
Net operating revenue	54,067,248	11,411,903	4,773,862	1,273,316	71,526,329	2,125,239	73,651,568
Cost and expenses	(23,658,263)	(8,488,894)	(4,695,799)	(1,498,793)	(38,341,749)	(1,858,512)	(40,200,261)
Fair value on sale of assets	—	—	—	—	—	(130,885)	(130,885)
Depreciation, depletion and amortization	(2,932,220)	(2,770,477)	(695,539)	(58,141)	(6,456,377)	(246,693)	(6,703,070)
Operating income (loss)	27,476,765	152,532	(617,476)	(283,618)	26,728,203	(110,851)	26,617,352

Financial results, net	(9,117,975)	82,644	(98,393)	207,849	(8,925,875)	2,012	(8,923,863)
Equity results from associates and joint controlled entities	1,022,093	(32,752)	—	(250,665)	738,677	—	738,677
Income tax and social contribution	(3,778,456)	58,994	54,698	(67,577)	(3,732,341)	(12,079)	(3,744,420)
Net income (loss)	15,602,427	261,418	(661,171)	(394,011)	14,808,664	(120,918)	14,687,746

Net income (loss) attributable to noncontrolling interests	(98,641)	(141,294)	33,385	(87,905)	(294,455)	—	(294,455)
Net income (loss) attributable to the company’s stockholders	15,701,068	402,712	(694,556)	(306,106)	15,103,119	(120,918)	14,982,201

Sales classified by geographic area:
America, except United States	1,188,917	1,678,404	86,272	20,717	2,974,310	—	2,974,310
United States of America	56,970	1,737,626	23	275,242	2,069,861	—	2,069,861
Europe	9,112,404	4,100,673	198,883	(19)	13,411,549	—	13,411,941
Middle East/Africa/Oceania	2,930,371	131,035	22,441	295	3,084,142	—	3,084,142
Japan	5,223,465	949,930	—	—	6,173,395	—	6,173,395
China	26,867,693	1,377,169	—	—	28,245,254	—	28,244,862
Asia, except Japan and China	4,058,752	1,329,725	94,812	814	5,484,103	—	5,484,103
Brazil	4,628,676	107,341	4,371,431	976,267	10,083,715	2,125,239	12,208,954
Net operating revenue	54,067,248	11,411,903	4,773,862	1,273,316	71,526,329	2,125,239	73,651,568

	Consolidated (unaudited)
	Nine-month period ended (unaudited)
	September 30, 2012 (i)
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo)	Total
Results
Net operating revenue	50,923,371	10,208,519	5,196,650	480,261	66,808,801	1,651,094	68,459,895
Cost and expenses	(25,148,957)	(9,347,323)	(4,274,380)	(1,301,889)	(40,072,549)	(1,525,111)	(41,597,660)
Loss on sale of assets	(768,236)	—	—	—	(768,236)	—	(768,236)
Depreciation, depletion and amortization	(2,750,503)	(2,273,603)	(675,886)	(36,724)	(5,736,716)	(191,738)	(5,928,454)
Operating income (loss)	22,255,675	(1,412,407)	246,384	(858,352)	20,231,300	(65,755)	20,165,545

Financial results, net	(6,871,939)	156,473	(67,454)	(2,781)	(6,785,701)	(6,089)	(6,791,790)
Equity results from associates and joint controlled entities	1,397,914	(5,954)	—	(331,471)	1,060,489		1,060,489
Income tax and social contribution	(1,964,235)	111,005	2,426,946	(9,122)	564,594	(48,422)	516,172
Net income (loss)	14,817,415	(1,150,883)	2,605,876	(1,201,726)	15,070,682	(120,266)	14,950,416

Net income (loss) attributable to noncontrolling interests	(102,933)	(310,800)	72,108	(60,683)	(402,308)	—	(402,308)
Net income (loss) attributable to the company’s stockholders	14,920,348	(840,083)	2,533,768	(1,141,043)	15,472,990	(120,266)	15,352,724

Sales classified by geographic area:
America, except United States	1,220,259	1,408,841	74,042	26,363	2,729,505	—	2,729,505
United States of America	190,873	1,728,261	100,598	1,242	2,020,974	—	2,020,974
Europe	8,786,808	3,064,266	219,313	42,774	12,113,161	—	12,113,161
Middle East/Africa/Oceania	2,134,686	159,000	13,683	—	2,307,369	—	2,307,369
Japan	6,572,878	982,653	—	12,912	7,568,443	—	7,568,443
China	22,484,423	1,257,032	—	—	23,741,455	—	23,741,455
Asia, except Japan and China	4,441,212	1,467,899	95,502	3,992	6,008,605	—	6,008,605
Brazil	5,092,232	140,567	4,693,512	392,978	10,319,289	1,651,094	11,970,383
Net operating revenue	50,923,371	10,208,519	5,196,650	480,261	66,808,801	1,651,094	68,459,895

(i) Period adjusted according note 4.

	Three-month period ended (unaudited)
	September 30, 2013
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Operating profit	Depreciation, depletion and amortization	Fair value on sale of assets	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore	17,565,792	(5,568,654)	(945,546)	(174,357)	(152,324)	10,724,911	(798,210)	—	9,926,701	85,181,540	3,988,214	1,498,560
Pellets	3,391,803	(1,288,549)	(56,559)	(5,801)	(71,514)	1,969,380	(118,398)	—	1,850,982	4,442,160	226,489	2,002,540
Ferroalloys and manganese	368,764	(179,898)	(19,047)	(463)	(27,504)	141,852	(26,355)	—	115,497	608,790	18,165	—
Coal	481,586	(577,606)	(108,299)	(47,024)	(1,798)	(253,141)	(94,454)	—	(347,595)	9,319,170	977,626	617,710
Others ferrous products and services	68,321	(48,859)	(4,189)	(1)	—	15,272	(68,069)	—	(52,797)	1,268,870	24,014	—
	21,876,266	(7,663,566)	(1,133,640)	(227,646)	(253,140)	12,598,274	(1,105,486)	—	11,492,788	100,820,530	5,234,508	4,118,810
Base Metals
Nickel and other products (a)	3,281,157	(2,334,746)	(70,028)	(85,221)	(369,248)	421,914	(826,389)	—	(404,475)	67,308,090	1,288,755	49,060
Copper (b)	963,617	(628,465)	(31,770)	(23,362)	(5,438)	274,582	(101,212)	—	173,370	9,740,640	318,629	528,510
Other base metals products	—	—	(181)	—	—	(181)	—	—	(181)	—	—	—
	4,244,774	(2,963,211)	(101,979)	(108,583)	(374,686)	696,315	(927,601)	—	(231,286)	77,048,730	1,607,384	577,570
Fertilizers
Potash	130,888	(82,043)	(25,016)	(6,070)	(500,245)	(482,486)	(14,415)	—	(496,901)	5,619,600	332,948	—
Phosphates	1,387,582	(1,075,975)	(45,402)	(18,065)	(17,273)	230,867	(200,025)	—	30,842	17,240,130	321,346	—
Nitrogen	203,400	(155,839)	2,189	(1,923)	(3,295)	44,532	(27,594)	—	16,938	—	—	—
Others fertilizers products	49,121	—	—	—	—	49,121	—	—	49,121	—	—	—
	1,770,991	(1,313,857)	(68,229)	(26,058)	(520,813)	(157,966)	(242,034)	—	(400,000)	22,859,730	654,294	—

Others	299,219	(282,685)	115,085	(98,238)	(5,971)	27,410	(18,500)	—	8,910	4,853,501	375,098	4,138,934
Total of continued operations	28,191,250	(12,223,319)	(1,188,763)	(460,525)	(1,154,610)	13,164,033	(2,293,621)	—	10,870,412	205,582,491	7,871,284	8,835,314

Discontinued operations (General Cargo)	788,048	(566,098)	(37,356)	(6,998)	—	177,596	(86,496)	(130,885)	(39,785)	6,143,225	370,086	—
Total	28,979,298	(12,789,417)	(1,226,119)	(467,523)	(1,154,610)	13,341,629	(2,380,117)	(130,885)	10,830,627	211,725,716	8,241,370	8,835,314

(a) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

	Three-month period ended (unaudited)
	September 30, 2012 (i)
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore	12,759,484	(5,543,148)	(1,597,182)	(323,618)	—	5,295,536	(699,698)	4,595,838	72,732,989	5,466,840	1,397,456
Pellets	3,367,177	(1,328,008)		—	(99,442)	1,939,727	(96,015)	1,843,712	4,062,047	97,722	2,320,903
Ferroalloys and manganese	203,190	(75,136)	4,291	—	—	132,345	(12,555)	119,790	534,908	38,979	—
Coal	456,790	(495,016)	(89,633)	(56,122)	(8,000)	(191,981)	(52,899)	(244,880)	8,915,751	636,447	551,721
Others ferrous products and services	103,757	(77,974)	(85,340)	(2,808)	—	(62,365)	(46,927)	(109,292)	1,208,663	38,570	—
	16,890,398	(7,519,282)	(1,767,864)	(382,548)	(107,442)	7,113,262	(908,094)	6,205,168	87,454,358	6,278,558	4,270,080
Base Metals
Nickel and other products (a)	2,917,615	(1,927,546)	(198,934)	(174,785)	(420,997)	195,353	(767,710)	(572,357)	66,320,429	1,446,967	62,928
Copper (b)	666,633	(593,019)	(95,046)	(46,572)	(2,206)	(70,210)	(62,936)	(133,146)	9,091,803	406,962	483,859
	3,584,248	(2,520,565)	(293,980)	(221,357)	(423,203)	125,143	(830,646)	(705,503)	75,412,232	1,853,929	546,787
Fertilizers
Potash	148,211	(62,844)	(10,084)	(42,313)	—	32,970	(10,699)	22,271	3,612,509	1,691,726	—
Phosphates	1,542,255	(1,116,355)	(115,580)	(17,070)	(64,000)	229,250	(189,431)	39,819	16,280,977	106,215	—
Nitrogen	368,328	(304,934)	(24,650)	—	—	38,744	(52,947)	(14,203)	1,085,088	48,941	—
Others fertilizers products	46,934	—	—	—	—	46,934	—	46,934	668,649	6,130	—
	2,105,728	(1,484,133)	(150,314)	(59,383)	(64,000)	347,898	(253,077)	94,821	21,647,223	1,853,012	—

Others	161,923	(182,296)	(102,373)	(62,203)	(57)	(185,006)	(26,594)	(211,600)	3,953,868	224,038	11,784,447
Total of continued operations	22,742,297	(11,706,276)	(2,314,531)	(725,491)	(594,702)	7,401,297	(2,018,411)	5,382,886	188,467,681	10,209,537	16,601,314

Discontinued operations (General Cargo)	673,635	(494,743)	(41,928)	(5,056)	—	131,908	(72,298)	59,610	4,547,896	453,371	—
Total	23,415,932	(12,201,019)	(2,356,459)	(730,547)	(594,702)	7,533,205	(2,090,709)	5,442,496	193,015,577	10,662,908	16,601,314

(a) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

(i) Period adjusted according note 4.

	Nine-month period ended (unaudited)
	September 30, 2013
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Operating profit	Depreciation, depletion and amortization	Fair value on sale of assets	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore	42,407,159	(13,881,020)	(2,136,371)	(441,066)	(406,935)	25,541,767	(2,112,607)	—	23,429,160	85,181,540	10,703,817	1,498,560
Pellets	9,212,917	(3,408,361)	(136,165)	(17,472)	(214,256)	5,436,663	(296,295)	—	5,140,368	4,442,160	433,359	2,002,540
Ferroalloys and manganese	800,453	(490,585)	(59,889)	(746)	(27,504)	221,729	(47,081)	—	174,648	608,790	48,812	—
Coal	1,430,174	(1,629,833)	(528,300)	(75,494)	(42,859)	(846,312)	(278,360)	—	(1,124,672)	9,319,170	1,716,994	617,710
Others ferrous products and services	216,545	(163,727)	2,321	(1)	—	55,138	(197,877)	—	(142,739)	1,268,870	48,915	—
	54,067,248	(19,573,526)	(2,858,404)	(534,779)	(691,554)	30,408,985	(2,932,220)	—	27,476,765	100,820,530	12,951,897	4,118,810
Base Metals
Nickel and other products (a)	9,245,501	(5,833,874)	46,062	(253,665)	(1,139,584)	2,064,440	(2,497,569)	—	(433,129)	67,308,090	3,999,131	49,060
Copper (b)	2,166,402	(1,571,307)	(118,789)	(86,131)	(15,057)	375,118	(272,908)	—	102,210	9,740,640	883,690	528,510
Other base metals products	—	—	483,451	—	—	483,451	—	—	483,451	—	—	—
	11,411,903	(7,405,181)	410,724	(339,796)	(1,154,641)	2,923,009	(2,770,477)	—	152,532	77,048,730	4,882,821	577,570
Fertilizers
Potash	328,807	(206,162)	(57,698)	(13,103)	(655,034)	(603,190)	(63,127)	—	(666,317)	5,619,600	850,122	—
Phosphates	3,513,523	(2,755,583)	(195,708)	(29,579)	(58,832)	473,821	(499,655)	—	(25,834)	17,240,130	683,368	—
Nitrogen	803,129	(679,111)	(23,895)	(6,332)	(10,557)	83,234	(132,623)	—	(49,389)	—	—	—
Others fertilizers products	128,403	—	(84)	(4,121)	—	124,198	(134)	—	124,064	—	—	—
	4,773,862	(3,640,856)	(277,385)	(53,135)	(724,423)	78,063	(695,539)	—	(617,476)	22,859,730	1,533,490	—

Others	1,273,316	(937,959)	(359,484)	(195,378)	(5,972)	(225,477)	(58,141)	—	(283,618)	4,853,501	882,678	4,138,934
Total of continued operations	71,526,329	(31,557,522)	(3,084,549)	(1,123,088)	(2,576,590)	33,184,580	(6,456,377)	—	26,728,203	205,582,491	20,250,886	8,835,314

Discontinued operations (General Cargo)	2,125,239	(1,671,916)	(165,285)	(21,311)	—	266,727	(246,693)	(130,885)	(110,851)	6,143,225	1,281,845	—
Total	73,651,568	(33,229,438)	(3,249,834)	(1,144,399)	(2,576,590)	33,451,307	(6,703,070)	(130,885)	26,617,352	211,725,716	21,532,731	8,835,314

(a) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

	Nine-month period ended (unaudited)
	September 30, 2012 (i)
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore	37,961,328	(13,798,856)	(2,798,951)	(820,405)	—	20,543,116	(1,980,499)	18,562,617	72,732,989	11,116,709	1,397,456
Pellets	10,035,427	(4,083,891)	(79,606)	(11,671)	(318,204)	5,542,055	(300,733)	5,241,322	4,062,047	592,490	2,320,903
Ferroalloys and manganese	825,508	(567,724)	(56,172)	(3,035)	—	198,577	(84,452)	114,125	534,908	271,139	—
Coal	1,691,950	(1,574,823)	(405,966)	(128,771)	(31,291)	(448,901)	(236,561)	(685,462)	8,915,751	1,683,071	551,721
Others ferrous products and services	409,158	(304,470)	(163,863)	(1,258)	—	(60,433)	(148,258)	(208,691)	1,208,663	154,650	—
	50,923,371	(20,329,764)	(3,504,558)	(965,140)	(349,495)	25,774,414	(2,750,503)	23,023,911	87,454,358	13,818,059	4,270,080
Base Metals
Nickel and other products (a)	8,699,820	(5,599,060)	(666,198)	(444,886)	(1,115,011)	874,665	(2,127,787)	(1,253,122)	66,320,429	3,781,890	62,928
Copper (b)	1,508,699	(1,230,419)	(93,720)	(186,441)	(11,588)	(13,469)	(145,816)	(159,285)	9,091,803	1,407,916	483,859
	10,208,519	(6,829,479)	(759,918)	(631,327)	(1,126,599)	861,196	(2,273,603)	(1,412,407)	75,412,232	5,189,806	546,787
Fertilizers
Potash	413,054	(217,330)	(28,881)	(91,457)	—	75,386	(38,192)	37,194	3,612,509	1,811,612	—
Phosphates	3,679,883	(2,657,067)	(207,494)	(39,195)	(133,905)	642,222	(489,979)	152,243	16,280,977	283,190	—
Nitrogen	993,896	(812,490)	(86,561)	—	—	94,845	(147,715)	(52,870)	1,085,088	62,261	—
Others fertilizers products	109,817	—	—	—	—	109,817	—	109,817	668,649	8,034	—
	5,196,650	(3,686,887)	(322,936)	(130,652)	(133,905)	922,270	(675,886)	246,384	21,647,223	2,165,097	—

Others	480,261	(413,135)	(663,176)	(225,521)	(57)	(821,628)	(36,724)	(858,352)	3,953,868	751,156	11,784,447
	66,808,801	(31,259,265)	(5,250,588)	(1,952,640)	(1,610,056)	26,736,252	(5,736,716)	20,999,536	188,467,681	21,924,118	16,601,314
Loss on sale of assets	—	—	(768,236)	—	—	(768,236)	—	(768,236)	—	—
Total of continued operations	66,808,801	(31,259,265)	(6,018,824)	(1,952,640)	(1,610,056)	25,968,016	(5,736,716)	20,231,300	188,467,681	21,924,118	16,601,314

Discontinued operations (General Cargo)	1,651,094	(1,325,798)	(186,910)	(12,403)	—	125,983	(191,738)	(65,755)	4,547,896	516,169	—
Total	68,459,895	(32,585,063)	(6,205,734)	(1,965,043)	(1,610,056)	26,093,999	(5,928,454)	20,165,545	193,015,577	22,440,287	16,601,314

(a) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

(i) Period adjusted according note 4.

27.       Cost of goods sold and services rendered, and Sales and Administrative Expenses and Other Operational Expenses (Income), net, by Nature

a)             Costs of goods sold and services rendered

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
		(i)		(i)
Personnel	1,797,070	1,649,930	4,761,492	4,616,342
Material	2,409,220	2,310,099	6,301,782	6,135,775
Fuel oil and gas	960,433	951,301	2,640,226	2,674,307
Outsourcing services	2,305,736	2,364,221	5,794,746	6,525,347
Energy	390,729	436,089	1,007,351	1,223,506
Acquisition of products	655,935	525,665	2,076,506	2,032,277
Depreciation and depletion	2,061,530	1,751,693	5,772,661	4,999,964
Freight	1,989,739	1,890,376	4,611,814	3,938,274
Others	1,721,841	1,574,021	4,365,765	4,123,805
Total	14,292,233	13,453,395	37,332,344	36,269,597

	Parent Company (unaudited)
	Nine-month period ended
	September 30, 2013	September 30, 2012
Personnel	2,157,834	2,311,189
Material	2,555,547	2,886,608
Fuel oil and gas	1,716,073	1,778,303
Outsourcing services	3,690,205	4,455,771
Energy	530,867	851,169
Acquisition of products	590,839	1,146,980
Depreciation and depletion	1,724,163	1,613,735
Others	3,021,858	2,888,249
Total	15,987,386	17,932,004

(i) Period adjusted according note 4.

b)             Selling and administrative expenses

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Personnel	246,904	379,653	796,883	1,093,606
Services (consulting, infrastructure and others)	211,676	233,726	479,078	650,084
Advertising and publicity	11,032	57,940	53,080	151,668
Depreciation	104,990	125,008	295,649	320,389
Travel expenses	8,016	27,782	33,961	100,096
Taxes and rents	6,805	14,989	40,901	33,710
Incentives	244	8,601	4,573	13,819
Selling	54,932	89,854	173,994	424,819
Others	38,155	76,828	152,765	285,887
Total	682,754	1,014,381	2,030,884	3,074,078

	Parent Company (unaudited)
	Nine-month period ended
	September 30, 2013	September 30, 2012
Personnel	534,587	700,060
Services (consulting, infrastructure and others)	302,945	343,384
Advertising and publicity	42,277	120,067
Depreciation	212,856	250,716
Travel expenses	18,840	54,627
Taxes and rents	14,859	22,425
Incentives	2,848	13,819
Selling	5,187	45,181
Others	28,386	151,646
Total	1,162,785	1,701,925

c)              Others operational expenses (incomes), net

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Provision for loss with VAT (ICMS) credits	118,126	62,587	216,058	115,017
Provision for variable remuneration	151,446	121,720	316,116	473,860
Provision for disposal of materials/inventories	149,385	28,609	698,244	114,955
Damage cost	—	—	—	127,340
Others	192,991	1,359,643	108,275	1,983,819
Total	611,948	1,572,559	1,338,693	2,814,991

	Parent Company (unaudited)
	Nine-month period ended
	September 30, 2013	September 30, 2012
Provision for loss with VAT (ICMS) credits	204,923	111,921
Provision for variable remuneration	260,671	338,161
Provision for disposal of materials/inventories	222,454	102,551
Others	124,688	1,103,200
Total	812,736	1,674,957

28.       Financial result

The financial results, by nature, are as follows:

	Consolidated (unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
		(i)		(i)
Financial expenses
Interest	(705,535)	(550,093)	(2,061,810)	(1,787,347)
Labor, tax and civil litigations	(74,627)	(24,360)	(206,522)	(109,978)
Derivatives	(54,091)	(143,495)	(2,309,989)	(1,071,999)
Monetary and exchange rate variation (a)	(790,713)	(638,558)	(6,923,618)	(4,346,888)
Stockholders’ debentures	(249,496)	(681,100)	(764,811)	(1,000,642)
Financial taxes	(4,920)	28,970	(9,263)	(30,062)
Others	(292,081)	(166,033)	(590,052)	(651,570)
	(2,171,463)	(2,174,669)	(12,866,065)	(8,998,486)
Financial income
Related parties	—	—	—	27
Short-term investments	63,288	85,033	143,785	169,614
Derivatives	302,249	122,649	733,203	765,823
Monetary and exchange rate variation (b)	450,110	19,183	2,578,721	838,300
Others	105,580	90,168	484,481	439,021
	921,227	317,033	3,940,190	2,212,785
Financial results, net	(1,250,236)	(1,857,636)	(8,925,875)	(6,785,701)

Summary of monetary and exchange rate
Cash and cash equivalents	—	(11)	—	57,516
Loans and financing	28,669	(798,278)	(4,496,478)	(3,148,040)
Related parties	1,447	(13,511)	22,669	22,915
Others	(370,719)	192,425	128,912	(440,979)
Net (a) + (b)	(340,603)	(619,375)	(4,344,897)	(3,508,588)

	Parent Company (unaudited)
	Nine-month period ended
	September 30, 2013	September 30, 2012
		(i)
Financial expenses
Interest	(2,182,640)	(1,752,159)
Labor, tax and civil litigations	(122,122)	(101,309)
Derivatives	(1,697,048)	(814,376)
Monetary and exchange rate variation (a)	(6,481,757)	(4,340,829)
Stockholders’ debentures	(764,811)	(1,000,642)
Financial taxes	(7,698)	(27,462)
Others	(278,467)	(329,865)
	(11,534,543)	(8,366,642)
Financial income
Related parties	—	27
Short-term investments	103,663	119,589
Derivatives	294,187	272,928
Monetary and exchange rate variation (b)	2,528,784	700,695
Others	150,623	318,852
	3,077,257	1,412,091
Financial results, net	(8,457,286)	(6,954,551)

Summary of monetary and exchange rate
Loans and financing	(1,615,777)	(866,258)
Related parties	(2,034,951)	(2,573,557)
Others	(302,245)	(200,319)
Net (a) + (b)	(3,952,973)	(3,640,134)

(i) Period adjusted according note 4.

29.       Gold stream transaction

In February 2013, the Company entered into a gold stream transaction with Silver Wheaton Corp. (“SLW”) to sell 25% of the gold extracted during the life of the mine as a by-product of the Salobo copper mine and 70% of the gold extracted during the next 20 years as a by-product of the Sudbury nickel mines.

In March 2013, we received up-front cash proceeds of US$1.9 billion (R$3.8 billion), plus ten million warrants of SLW with exercise price of US$65 exercisable in the next ten years, which fair value is US$100 million (R$199 million, approximately). The amount of US$1,330 million (R$2.64 billion) was received for the Salobo transaction and US$570 million ($1,133 million approximately) plus the ten million warrants of SLW were received for the Sudbury transaction.

In addition, as the gold is delivered to SLW, Vale will receive a payment equal to the lesser of: (i) US$400 million per ounce of refined gold delivered, subject to an annual increase of 1% per year commencing on January 1st, 2016 and each January 1st thereafter; and (ii) the reference market price on the date of delivery.

This transaction was bifurcated into two identifiable components of the transaction being: (i) the sale of the mineral rights for US$337 million and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

The result of the sale of the mineral rights, was estimated in the amount of US$244 million (R$492 million, approximately) and was recognized in the income statement under other operating expenses, net, while the portion related to the provision of future services for gold extraction, was estimated at US$1,393 (R$2,812 million, approximately) and is recorded as deferred revenue (liability) and will be recognized in the statement of income as the service is rendered and the gold extracted.

The deferred revenue will be recognized in the future based on the units of gold extracted compared to the total reserve of proven and probable gold reserves negotiated with SLW. Defining the gain on sale of mineral interest and the deferred revenue portion of the transaction requires the use of critical accounting estimates as follow:

• Discount rates used to measure the present value of future inflows and outflows;

• Allocation of costs between the core products (copper and nickel) and gold based on relative prices;

• Expected margin for the independent elements (sale of mineral rights and service for gold extraction) based on our best estimative.

Changes in the assumptions above could significantly change the initial gain recognition.

30.       Commitments

a)             Nickel project — New Caledonia

In regards to the construction and installation of our nickel plant in New Caledonia, we have provided guarantees in respect of our financing arrangements which are outlined below. In connection with the Girardin Act tax - advantaged lease financing arrangement sponsored by the French government, we provided guarantees to BNP Paribas for the benefit of the tax investors regarding certain payments due from Vale Nouvelle-Calédonie S.A.S. (“VNC”), associated with the Girardin Act lease financing.  Consistent with our commitments, the assets were substantially complete as of December 31, 2012. We also committed that assets associated with the Girardin Act lease financing would operate for a five year period from then on and meet specified production criteria which remain consistent with our current plans. We believe the likelihood of the guarantee being called upon is remote.

In October 2012, we entered into an agreement with Sumic, a stockholder in VNC, whereby Sumic agreed to a dilution in their interest in VNC from 21% to 14.5%. Sumic originally had a put option to sell to us the shares they own in VNC if the defined cost of the initial nickel project, as measured by funding provided to VNC, in natural currencies and converted to U.S. dollars at specified rates of exchange, exceeded R$10.3 billion and an agreement could not be reached on how to proceed with the project. On May 27, 2010 the threshold was reached and the put option discussion and decision period was extended. As a result of the October 2012 agreement, the trigger on the put option has been changed from a cost threshold to a production threshold. The put option has been deferred to the first quarter of 2015 which is the earliest that it can be exercised.

b)             Nickel Plant — Indonesia

During 2012, our subsidiary PT Vale Indonesia Tbk (“PTVI”), a public company in Indonesia, submitted its strategic growth plan to the local government as part of the process for the renewing its license for the Contract of Work (“CoW”). During the process, the government identified the following points for renegotiation: (i) size of the CoW area; (ii) term and form of CoW extension; (iii) financial obligations (royalties and taxes); (iv) domestic processing and refining; (v) mandatory divestment; and (vi) priority use of domestic goods and services.  As part of the ongoing CoW renegotiation, PTVI submitted an updated growth strategy to high level government officials in June 2013. Until the renegotiation process is complete, PTVI is unable to fully determine to what extent the CoW will be affected.  The operations of PTVI and the implementation of the growth strategy are partially dependent on the result of the renegotiation of the CoW.

c)              Nickel Plant — Canada

On March 28, 2013, Vale Canada, Vale Newfoundland & Labrador Limited (“VNLL”) and the Province of Newfoundland and Labrador (“Province”) entered into a Fifth Amendment to the Voisey’s Bay Development Agreement, which governs all of our development and operations in the Province.  Under the amendment, the Company has obtained additional time to complete the construction of the Long Harbour Processing Plant and reaffirmed its commitment to construct an underground mine at Voisey’s Bay, subject to certain terms and conditions. To maintain operational continuity at the Voisey’s Bay mine pending the completion of the construction and ramp-up of the Long Harbour Processing Plant, the Province has agreed to exempt an additional 84,000 tonnes of nickel-in-concentrate from the requirement to complete primary processing in the province, over and above the previous 440,000 limit.  These exports may take place between 2013 and 2015.   Additionally, during this period, if Vale Canada imports up to 15,000 tonnes of nickel-in-matte for early stage processing at the Long Harbour Processing Plant, then Vale Canada may be permitted a further exemption from the primary processing requirements, on a tonne-for-tonne basis.   Vale has agreed to make certain payments to the Government in relation to the additional exemption utilized each year. In April 2013, VNLL surpassed the 440,000 tonnes export limit and consequently, as at September 30, 2013 VNLL has accrued R$57.1 million for payments to be paid related to the additional export exemption. In addition, Vale will build up a litigation liability, secured by letters of credit and other security, based on the additional exemption utilized in each year, which may become due and payable in the event that certain commitments in relation to the construction of the underground mine are delayed or not met. In this regard, letters of credit in the amount of R$165 million have been issued as of September 30, 2013.

In the course of our operations we have provided other letters of credit and guarantees in the amount of R$1.9 billion that are associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

d)             Participative stockholders’ debentures

During the period, there was no issuance of new debentures, or any change in the par value or the indicators affecting debentures issued.

On September 30, 2013 and December 31, 2012 the value of the debentures at fair value totaled R$4,128,678 and R$3,378,845, respectively. The Company paid on October 1st 2013 (subsequent event) the semi-annual compensation in the amount of R$8,898.

e)              Operating lease

In July 2013, the Brazilian National Agency of Land Transport (“ANTT”), under Resolution 4.131, authorized the subsidiary of general cargo, Ferrovia Centro-Atlântica S.A. (“FCA”) to return 3.800 km of track, which makes up the railroad under their current contract, 7 tracks are considered uneconomical and 6 tracks are economically viable.  In contrast, FCA has commitment to invest in its regular rail R$934 million (US$411 million), over the remaining period of the concession.

f)               Concession Contracts and Sub-concession

The contractual basis and deadlines for completion of concessions rail and port terminals are unchanged in the period.

g)             Guarantee issued to affiliates

The Company provided corporate guarantees, within the limits of its participation, a line of credit acquired by associate Norte Energia S.A. from BNDES, Caixa Econômica Federal and Banco BTG Pactual. On September 30, 2013 and December 31, 2012 the amount guaranteed by Vale was R$748,602 and R$188,272, respectively.

31.       Related parties

The bases of transactions with relational remain the same as those disclosed in the financial statements of December 31, 2012. The balances of related parties transactions and their effects on our interim financial statements may be identified as follows:

	Consolidated
	September 30, 2013 (unaudited)				December 31, 2012
	Assets		Liabilities		Assets		Liabilities
	Customers	Related parties	Suppliers	Related parties	Customers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	10,131	16,306	37,742	—	9,982	17,835	56,798	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	6	11,129	72,061	32,942	—	—	125	67,463
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	2,393	265	9	—	3,482	268	20,930	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	6	—	3,280	—	736	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	9	—	52,046	210,953	3,642	—	1,194	355,867
Minas da Serra Geral S.A.	—	5,012	10,757	—	63	447	16,135	—
Mineração Rio do Norte S.A.	74	38,884	—	—	11	10	—	—
Mitsui Co.	30,736	—	13,591	—	43,974	—	93,269	—
MRS Logística S.A.	16,531	64,697	61,864	—	17,470	68,381	81,347	—
Norsk Hydro ASA	—	827,443	—	149,877	—	827,069	—	146,440
Samarco Mineração S.A.	84,202	1,083,772	101	—	67,669	369,446	—	—
Others	108,828	390,280	—	999	125,694	335,317	22,688	6
Total	252,916	2,437,788	251,451	394,771	272,723	1,618,773	292,486	569,776

Current	252,916	1,898,979	251,451	246,629	272,723	786,202	292,486	423,336
Non-current	—	538,809	—	148,142	—	832,571	—	146,440
Total	252,916	2,437,788	251,451	394,771	272,723	1,618,773	292,486	569,776

	Parent Company
	September 30, 2013 (unaudited)				December 31, 2012
	Assets		Liabilities		Assets		Liabilities
	Customers	Related parties	Suppliers	Related parties	Customers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	10,131	16,306	37,742	—	9,982	17,835	56,798	—
Biopalma da Amazônia	—	783,994	—	—	—	691,803	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	2	11,129	72,066	—	—	—	125	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	2,357	265	9	—	3,444	268	20,930	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	6	—	3,280	—	736	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	9	—	52,046	21,201	3,642	—	1,194	21,201
Companhia Portuária Baía de Sepetiba - CPBS	2,415	1,037	162,477	—	807	—	256,110	—
Ferrovia Centro - Atlântica S.A.	6,134	—	226	6	4,724	22,728	11,024	6
Minerações Brasileiras Reunidas S.A. - MBR	6,438	204,214	248,612	—	5,361	186,072	244,290	—
Mineração Corumbaense Reunida S.A.	3,439	52,191	—	—	148,124	—	—	—
Mineração Rio do Norte S.A.	18	38,884	—	—	323	10	12	—
Mitsui Co.	—	—	13,591	—	—	—	93,269	—
MRS Logistica S.A.	16,068	23,607	73,290	—	14,427	27,806	92,377	—
Samarco Mineração S.A.	84,276	1,083,772	101	—	67,669	369,446	—	—
Salobo Metais S.A.	23,241	391	355	—	20,401	—	1,832	—
Vale International S.A.	21,576,502	234,695	—	36,436,747	20,748,674	486,328	1,147	35,764,129
Vale Manganês S.A.	16,311	365	—	—	11,635	—	—	—
Vale Mina do Azul	120,086	14,873	—	—	87,250	394	—	—
Vale Operações Ferroviarias	119,390	303	22,980	101,784	110,942	—	21,509	—
Vale Potassio Nordeste	9,153	—	4,350	—	49,469	29	41,135	—
Others	102,852	563,668	129,828	1,288	154,083	408,759	129,213	10,818
Total	22,098,828	3,029,694	820,953	36,561,026	21,441,693	2,211,478	970,965	35,796,154

Current	22,098,828	2,019,584	820,953	4,281,161	21,441,693	1,347,488	970,965	6,433,629
Non-current	—	1,010,110	—	32,279,865	—	863,990	—	29,362,525
Total	22,098,828	3,029,694	820,953	36,561,026	21,441,693	2,211,478	970,965	35,796,154

	Consolidated (unaudited)
	Income		Cost/ expense		Financial income (expense)
	Three-month period ended		Three-month period ended		Three-month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Baovale Mineração S.A.	—	—	33,435	10,368	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	72,029	47,941	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	22,594	13,987	66,760	4	1
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	52,347	27,168	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	21,006	86,056	—	—
Mineração Rio do Norte S.A.	52	20	100	—	—	—
Mitsui & Co Ltd	174,643	—	18	17,535	2	—
MRS Logistica S.A.	7,058	6,671	1,012,455	346,780	—	—
Samarco Mineração S.A.	678,949	189,647	—	—	—	(168)
Others	361,971	211,767	332,291	2,600	39,858	(42,093)
Total	1,222,673	430,699	1,537,668	605,208	39,864	(42,260)

	Consolidated (unaudited)
	Income		Cost/ expense		Financial income (expense)
	Nine-month period ended		Nine -month period ended		Nine -month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Baovale Mineração S.A.	—	—	55,725	31,103	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	267	99,597	180,154	—	7
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	472,205	22,522	491,538	8	27,061
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	81,368	52,832	—	9
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	32,445	141,354	—	11
Log-in S.A.	—	51	3,874	—	—	—
Mineração Rio do Norte S.A.	92	54	—	—	—	—
Mitsui & Co Ltd	284,826	—	71,835	46,469	4	—
MRS Logistica S.A.	13,045	21,430	1,670,105	1,026,792	—	—
Samarco Mineração S.A.	1,125,435	528,448	—	—	—	—
Vale Austrália Pty Ltd.	—	—	—	—	22,148	—
Others	621,073	216,330	596,116	20,794	41,998	(9,863)
Total	2,044,471	1,238,785	2,633,587	1,991,036	64,158	17,225

	Parent Company (unaudited)
	Income		Cost/ expense		Financial income (expense)
	Nine-month period ended		Nine -month period ended		Nine -month period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
ALUNORTE - Alumina do Norte do Brasil S.A.	7,208	—	—	—	—	4,668
Baovale Mineração S.A.	—	—	33,435	31,103	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	267	72,029	137,054	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	454,554	13,987	491,538	4	(3,694)
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	21,006	52,832	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	52,347	141,354	—	—
Companhia Portuária Baia de Sepetiba - CPBS	—	—	315,915	298,387	—	3
Ferrovia Centro - Atlântica S.A.	86,578	73,660	92,946	61,135	—	(12,410)
Ferrovia Norte Sul S.A.	15,110	630	272	—	—	—
Mineração Brasileiras Reunidas S.A. - MBR	7,304	7,498	534,997	555,678	—	—
Mitsui & Co Ltd	—	—	—	46,469	2	—
MRS Logistica S.A.	3,499	17,025	998,857	1,017,184	—	—
Samarco Mineração S.A.	678,911	526,726	—	—	—	—
Vale Canada Limited	—	3,865	—	—	—	(4,341)
Vale Colombia Holdings	—	—	—	11,918	—	—
Vale Energia S.A.	2,797	—	161,491	278,471	—	—
Vale International S.A.	40,297,786	37,821,675	—	—	—	(578,591)
Vale Manganês	3,858	8,702	—	—	—	—
Vale Mina do Azul	41,183	42,996	—	21,083	—	—
Vale Operações Ferroviárias	742,176	176,412	—	—	—	—
Vale Operações Portuárias	12,459	24,419	—	—	—	—
Vale Overseas	—	—	—	—	—	25,109
Others	7,580	264,749	22,629	28,888	39,858	(1,397)
Total	41,906,449	39,423,178	2,319,911	3,173,094	39,864	(570,653)

Remuneration of key management personnel:

	Nine -month period ended (unaudited)
	September 30, 2013	September 30, 2012
Short-term benefits:	47,001	58,980
Wages or pro-labor	17,090	14,777
Direct and indirect benefits	11,497	18,560
Bonus	18,414	25,643

Long-term benefits:
Based on stock	2,393	20,790

Termination of position	1,182	15,276
	50,576	95,046

32.       Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Dan Antônio Marinho Conrado	Renato da Cruz Gomes
Chairman	Ricardo Simonsen
Tatiana Boavista Barros Heil
Mário da Silveira Teixeira Júnior
Vice-President	Fiscal Council

Fuminobu Kawashima	Marcelo Amaral Moraes
João Batista Cavaglieri	Chairman
José Mauro Mettrau Carneiro da Cunha
Luciano Galvão Coutinho	Aníbal Moreira dos Santos
Marcel Juviniano Barros	Arnaldo José Vollet
Oscar Augusto de Camargo Filho	Paulo Fontoura Valle
Renato da Cruz Gomes
Robson Rocha	Alternate
Oswaldo Mário Pêgo de Amorim Azevedo
Alternate	Valeriano Gomes

Caio Marcelo de Medeiros Melo
Eduardo de Oliveira Rodrigues Filho
Eduardo Fernando Jardim Pinto	Executive Officers
Francisco Ferreira Alexandre
Hidehiro Takahashi	Murilo Pinto de Oliveira Ferreira
Hayton Jurema da Rocha	Chief Executive Officer
Luiz Carlos de Freitas
Luiz Maurício Leuzinger	Vânia Lucia Chaves Somavilla
Marco Geovanne Tobias da Silva	Executive Officer (Human Resources, Health & Safety, Sustainability and Energy)
Sandro Kohler Marcondes
Luciano Siani Pires
Advisory Committees of the Board of Directors	Chief Financial Officer and Investors Relations

Controlling Committee	Roger Allan Downey
Luiz Carlos de Freitas	Executive Officer (Fertilizers and Coal)
Paulo Ricardo Ultra Soares
Paulo Roberto Ferreira de Medeiros	José Carlos Martins
Executive Officer (Ferrous and Strategy)
Executive Development Committee
Laura Bedeschi Rego de Mattos	Galib Abrahão Chaim
Luiz Maurício Leuzinger	Executive Officer (Capital Projects Implementation)
Marcel Juviniano Barros
Oscar Augusto de Camargo Filho	Humberto Ramos de Freitas
Executive Officer (Logistics and Mineral Research)
Strategic Committee
Murilo Pinto de Oliveira Ferreira	Gerd Peter Poppinga
Dan Antônio Marinho Conrado	Executive Officer (Base Metals and Information Technology)
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Marcelo Botelho Rodrigues
Finance Committee	Global Controller Director
Luciano Siani Pires
Eduardo de Oliveira Rodrigues Filho	Marcus Vinicius Dias Severini
Luciana Freitas Rodrigues	Chief Accounting Officer
Luiz Maurício Leuzinger	CRC-RJ - 093982/O-3

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: November 6, 2013		Roberto Castello Branco
Director of Investor Relations